Exhibit 99.1

1st Quarter 2011 • Report to Shareholders • Three months ended January 31, 2011
TD Bank Group Reports First Quarter 2011 Results

The financial information in this document is reported in Canadian dollars, and is based on our unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.

FIRST QUARTER FINANCIAL HIGHLIGHTS, compared with the first quarter a year ago:
•	Reported diluted earnings per share were $1.69, compared with $1.44.
•	Adjusted diluted earnings per share were $1.74, compared with $1.60.
•	Reported net income was $1,541 million, compared with $1,297 million.
•	Adjusted net income was $1,588 million, compared with $1,430 million.

Adjusted measures are non-GAAP. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis for an explanation of reported and adjusted results.

FIRST QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The first quarter reported earnings figures included the following items of note:
•	Amortization of intangibles of $112 million after tax (13 cents per share), compared with $112 million after tax (13 cents per share) in the first quarter last year.
•
A gain of $81 million after tax (9 cents per share), due to the change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio, compared with a gain of $4 million after tax in the first quarter last year.

•
Integration and restructuring charges of $13 million after tax (1 cent per share), relating to the U.S. Personal and Commercial Banking acquisitions, compared with $46 million after tax (5 cents per share) in the first quarter last year.

•
A loss of $3 million after tax, due to the change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses (PCL), compared with a loss of $7 million after tax (1 cent per share) in the first quarter last year.

TORONTO, March 3, 2011 - TD Bank Group (TD or the Bank) today announced its financial results for the first quarter ended January 31, 2011. Overall results for the quarter reflected record retail earnings in Canada and the U.S. During the quarter, TD also announced an agreement to purchase Chrysler Financial, which is expected to close in the second quarter of TD's fiscal 2011, pending regulatory approvals and satisfaction of other customary closing conditions.
“The first quarter was an excellent start to the year for TD, with record adjusted earnings and great growth across our retail businesses on both sides of the border. Total adjusted retail earnings hit another new high of $1.4 billion, up 30% from last year. Wholesale Banking also had a strong quarter,” said Ed Clark, Group President and Chief Executive Officer, TD. “We’re very pleased to announce a dividend increase of 5 cents per common share, payable in April, which speaks to the continuing confidence we have in the earnings power of our business model.”

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 2

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking posted earnings of $905 million for the quarter, up 26% from the same period last year. Revenue grew 5% while PCL declined by 32%. TD Canada Trust (TDCT) reported strong volume growth in personal and business deposits, real estate secured lending, indirect lending and insurance. Subsequent to the end of the quarter, TDCT started to offer Sunday hours at more than 300 branches across Canada.
“Canadian Personal and Commercial Banking delivered another record quarter as we continued to benefit from our leadership position in customer service and convenience and ongoing investments in our branch network,” said Tim Hockey, Group Head, Canadian Banking and Insurance, TD. “We expect a very good year in 2011, with solid performance across all of our businesses and particular strength in insurance and business banking. However, year-over-year earnings growth will moderate starting in the second quarter, with slowing volume growth in personal banking and continuing margin pressure.”

Wealth Management
Global Wealth net income, which excludes TD’s reported investment in TD Ameritrade, was $133 million in the quarter, up 32% from the same period last year, largely driven by fee revenue from higher client assets, strong trading volume and higher net interest margin. TD Ameritrade contributed $48 million in earnings to the segment, up 12% from the same period last year. In February, TD Ameritrade announced it reached a record US$400 billion in client assets, reflecting strong asset gathering momentum over the past two years.
“This was a strong quarter, marking eight straight quarters of improving profit for the Wealth business,” said Mike Pedersen, Group Head, Wealth Management, Direct Channels and Corporate Shared Services, TD. “Buoyant equity markets also helped our revenue growth and we continued to invest in infrastructure and products for our clients. We are positioned well for further growth throughout the year, provided the markets remain at current levels or improve further.”

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking generated US$319 million in reported net income for the quarter, up 85% from the same period last year. On an adjusted basis, the segment earned US$332 million, up 54% from the first quarter of last year. Revenue in U.S. dollar terms grew 28% from the same period last year, primarily driven by strong loan and deposit growth and acquisitions, partially offset by lower overdraft fees.
“TD Bank, America’s Most Convenient Bank, had a record first quarter, thanks to strong loan and mortgage growth and good cross-selling momentum,” said Bharat Masrani, Group Head, U.S. Personal and Commercial Banking, TD. “While the economy is still recovering, we’re seeing increased optimism among our personal and business customers, which makes us confident about continuing volume growth in 2011. The early performance of our recent acquisitions has also been better than expected.”

Wholesale Banking
Wholesale Banking reported net income of $237 million, down 36% from the same period last year. Last year’s record results reflected the unusually strong market conditions that followed the financial crisis. This year's strong performance included solid results across all business lines and continued low PCLs.
   “Our wholesale bank had a strong quarter and delivered an above-target return on capital,” said Bob Dorrance, Group Head, Wholesale Banking, TD. “Our core revenues reflected a moderated trading environment, offset by stronger capital market revenues.”

Corporate
The Corporate segment, which includes the Bank’s other activities, recorded a net loss of $102 million, down $18 million, on a reported basis, and a net loss of $68 million, up $35 million, on an adjusted basis, from the same period last year.

Capital
TD’s Tier 1 capital ratio was 12.7% in the quarter, up 50 basis points from last quarter. Capital quality remained very high, with tangible common equity comprising about 80% of Tier 1 capital.

Conclusion
“We’re very pleased with TD’s great results for the quarter, which once again demonstrated that we have the right strategy to deliver long-term profitable growth,” Clark said. “It’s also encouraging to see more signs that the economy is recovering, even though interest rates remain low and regulatory uncertainty continues to persist. Given TD’s strong capital position, ongoing investments in our franchises and the proven strength of our retail-focused strategy, we’re looking forward to a very good year in 2011.”

The foregoing contains forward-looking statements. Please see the “Caution Regarding Forward-Looking Statements” on page 3.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 3

CONTENTS

1	FIRST QUARTER FINANCIAL HIGHLIGHTS and ADJUSTMENTS (ITEMS OF NOTE)	32	Accounting Policies and Estimates
		39	Changes in Internal Control over Financial Reporting

	MANAGEMENT’S DISCUSSION AND ANALYSIS		INTERIM CONSOLIDATED FINANCIAL STATEMENTS
4	Financial Highlights	40	Interim Consolidated Balance Sheet
5	How We Performed	41	Interim Consolidated Statement of Income
9	Financial Results Overview	42	Interim Consolidated Statement of Changes in
12	How Our Businesses Performed		Shareholders’ Equity
21	Balance Sheet Review	42	Interim Consolidated Statement of Comprehensive Income
22	Credit Portfolio Quality	43	Interim Consolidated Statement of Cash Flows
24	Capital Position	44	Notes to Interim Consolidated Financial Statements
25	Managing Risk
29	Off-Balance Sheet Arrangements	58	SHAREHOLDER AND INVESTOR INFORMATION
31	Quarterly Results

Caution Regarding Forward-Looking Statements
From time to time, the Bank makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this report in the “Business Outlook” section for each business segment, in the “Performance Summary” and in other statements regarding the Bank’s objectives and priorities for 2011 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.
By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic and regulatory environments, such risks and uncertainties - many of which are beyond the Bank’s control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal, environmental, and other risks, all of which are discussed in the Management’s Discussion and Analysis (“MD&A”) in the Bank’s 2010 Annual Report. Additional risk factors include the impact of recent U.S. legislative developments, as discussed under “Significant Events in 2010” in the “How We Performed” section of the 2010 MD&A; changes to and new interpretations of capital and liquidity guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; and the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management section” of the 2010 MD&A. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Bank’s 2010 Annual Report under the headings “Economic Summary and Outlook”, as updated in this report; for each business segment, “Business Outlook and Focus for 2011”, as updated in this report under the headings “Business Outlook”; and for the Corporate segment in this report under the heading “Outlook”.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s investors and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This Management’s Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (TD or the Bank) for the three months ended January 31, 2011, compared with the three months ended October 31, 2010 and January 31, 2010. This MD&A should be read in conjunction with the Bank’s unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with the 2010 Annual Report. This MD&A is dated March 3, 2011. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s 2010 Annual Report or Interim Consolidated Financial Statements and related Notes prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank, including the Bank’s 2010 Annual Information Form, is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	For the three months ended
	Jan. 31, 2011	Oct. 31, 2010	Jan. 31, 2010
Results of operations
Total revenue	$5,460	$5,017	$5,037
Provision for credit losses	414	404	517
Non-interest expenses	3,193	3,263	2,981
Net income - reported1	1,541	994	1,297
Net income - adjusted1	1,588	1,260	1,430
Economic profit2	554	105	367
Return on common equity - reported1	15.5%	9.7%	14.0%
Return on invested capital2	14.1%	11.0%	13.6%
Financial position
Total assets	$616,368	$619,545	$567,454
Total risk-weighted assets	199,235	199,910	190,644
Total shareholders’ equity	41,524	42,302	39,474
Financial ratios
Efficiency ratio - reported1	58.5%	65.0%	59.2%
Efficiency ratio - adjusted1	56.4%	61.4%	55.1%
Tier 1 capital to risk-weighted assets	12.7%	12.2%	11.5%
Provision for credit losses as a % of net average loans	0.60%	0.60%	0.79%
Common share information - reported (Canadian dollars)1
Per share earnings
Basic	$1.70	$1.08	$1.45
Diluted	1.69	1.07	1.44
Dividends	0.61	0.61	0.61
Book value	43.23	44.29	41.86
Closing share price	74.96	73.45	63.00
Shares outstanding (millions)
Average basic	879.3	874.9	859.3
Average diluted	883.7	879.7	864.2
End of period	882.1	878.5	862.0
Market capitalization (billions of Canadian dollars)	$66.1	$64.5	$54.3
Dividend yield	3.3%	3.4%	3.8%
Dividend payout ratio	36.0%	56.4%	42.0%
Price to earnings ratio	14.0	14.4	15.1
Common share information - adjusted (Canadian dollars)1
Per share earnings
Basic	$1.75	$1.39	$1.61
Diluted	1.74	1.38	1.60
Dividend payout ratio	34.9%	44.1%	37.9%
Price to earnings ratio	12.7	12.7	11.1
1	Adjusted measures are non-GAAP. Refer to the “How the Bank Reports” section for an explanation of reported and adjusted results.
2	Economic profit and return on invested capital are non-GAAP financial measures. Refer to the “Economic Profit and Return on Invested Capital” section for an explanation.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 5

HOW WE PERFORMED

Corporate Overview
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD or the Bank). TD is the sixth largest bank in North America by branches and serves approximately 19 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 6 million online customers. TD had $616 billion in assets on January 31, 2011. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

How the Bank Reports
The Bank prepares its Interim Consolidated Financial Statements in accordance with GAAP and refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note, and related terms used in this document are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers.

The following table provides the operating results - reported for the Bank.

Operating Results - Reported
(millions of Canadian dollars)	For the three months ended
	Jan. 31, 2011	Oct. 31, 2010	Jan. 31, 2010
Net interest income	$3,165	$2,983	$2,849
Non-interest income	2,295	2,034	2,188
Total revenue	5,460	5,017	5,037
Provision for credit losses	414	404	517
Non-interest expenses	3,193	3,263	2,981
Income before income taxes, non-controlling interests in subsidiaries, and equity in
net income of an associated company	1,853	1,350	1,539
Provision for income taxes	343	374	270
Non-controlling interests in subsidiaries, net of income taxes	26	27	27
Equity in net income of an associated company, net of income taxes	57	45	55
Net income - reported	1,541	994	1,297
Preferred dividends	49	48	49
Net income available to common shareholders - reported	$1,492	$946	$1,248

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 6

Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income
(millions of Canadian dollars)	For the three months ended
	Jan. 31, 2011	Oct. 31, 2010	Jan. 31, 2010
Operating results – adjusted
Net interest income	$3,165	$2,983	$2,849
Non-interest income1	2,202	2,049	2,162
Total revenue	5,367	5,032	5,011
Provision for credit losses	414	404	517
Non-interest expenses2	3,028	3,088	2,761
Income before income taxes, non-controlling interests in subsidiaries, and equity in net income of an
associated company	1,925	1,540	1,733
Provision for income taxes3	385	315	348
Non-controlling interests in subsidiaries, net of income taxes	26	27	27
Equity in net income of an associated company, net of income taxes4	74	62	72
Net income - adjusted	1,588	1,260	1,430
Preferred dividends	49	48	49
Net income available to common shareholders - adjusted	1,539	1,212	1,381
Adjustments for items of note, net of income taxes
Amortization of intangibles5	(112)	(115)	(112)
Increase (decrease) in fair value of derivatives hedging the reclassified available-for-sale
debt securities portfolio6	81	(8)	4
Integration and restructuring charges relating to U.S. Personal and Commercial
Banking acquisitions7	(13)	(18)	(46)
Decrease in fair value of credit default swaps hedging the corporate loan book, net of
provision for credit losses8	(3)	(4)	(7)
Recovery of income taxes due to changes in statutory income tax rates9	-	-	11
Release of insurance claims10	-	-	17
Agreement with Canada Revenue Agency11	-	(121)	-
Total adjustments for items of note	(47)	(266)	(133)
Net income available to common shareholders - reported	$1,492	$946	$1,248
1
Adjusted non-interest income excludes the following items of note: first quarter 2011 - $6 million loss due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 8; $99 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) debt securities portfolio, as explained in footnote 6; fourth quarter 2010 - $8 million loss due to change in fair value of CDS hedging the corporate loan book; $7 million loss due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; first quarter 2010 - $11 million loss due to change in fair value of CDS hedging the corporate loan book; $12 million gain due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; $25 million recovery of insurance claims, as explained in footnote 10.

2
Adjusted non-interest expenses exclude the following items of note: first quarter 2011 - $144 million amortization of intangibles as explained in footnote 5; $21 million of integration charges related to U.S. Personal and Commercial Banking acquisitions, as explained in footnote 7; fourth quarter 2010 - $147 million amortization of intangibles; $28 million of integration charges related to U.S. Personal and Commercial Banking acquisitions; first quarter 2010 - $149 million amortization of intangibles; $71 million of integration and restructuring charges related to U.S. Personal and Commercial Banking acquisitions.

3
For reconciliation between reported and adjusted provision for income taxes, see the ‘Non-GAAP Financial Measures - Reconciliation of Reported to Adjusted Provision for Income Taxes’ table in the “Income Taxes” section of this document.

4
Adjusted equity in net income of an associated company excludes the following items of note: first quarter 2011 - $17 million amortization of intangibles, as explained in footnote 5; fourth quarter 2010 - $17 million amortization of intangibles; first quarter 2010 - $17 million amortization of intangibles.

5
Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth acquisition in 2005 and its privatization in 2007, the Commerce acquisition in 2008, and the amortization of intangibles included in equity in net income of TD Ameritrade. Effective first quarter 2011, amortization of software is recorded in amortization of intangibles; however, amortization of software is not included for purposes of items of note, which only include amortization of intangibles acquired as a result of business combinations.

6
Effective August 1, 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. The Bank no longer intends to actively trade in these debt securities. Accordingly, the Bank reclassified certain debt securities from trading to the available-for-sale category in accordance with the Amendments to CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

7
As a result of U.S. Personal and Commercial Banking acquisitions and related integration and restructuring initiatives undertaken, the Bank may incur integration and restructuring charges. Restructuring charges consist of employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Integration charges consist of costs related to employee retention, external professional consulting charges, marketing (including customer communication and rebranding), and integration-related travel costs. Beginning in Q2 2010, U.S. Personal and Commercial Banking has elected not to include any further Commerce-related integration and restructuring charges in this item of note as the efforts in these areas wind down and in light of the fact that the integration and restructuring is substantially complete. For the three months ended January 31, 2011, the integration charges were driven by the FDIC-assisted and South Financial acquisitions and there were no restructuring charges recorded.

8
The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note.

9	This represents the impact of scheduled changes in the income tax statutory rates on net future income tax balances.
10
The Bank accrued an additional actuarial liability in its insurance subsidiary operations for potential losses in the first quarter of 2008 related to a court decision in Alberta. The Alberta government's legislation effectively capping minor injury insurance claims was challenged and held to be unconstitutional. In Q3 2009, the government of Alberta won its appeal of the decision. The plaintiffs sought leave to appeal the decision to the Supreme Court of Canada and in Q1 2010, the Supreme Court of Canada denied the plaintiffs’ application to seek leave to appeal. As result of this favourable outcome, the Bank released its provision related to the minor injury cap litigation in Alberta.

11
The Bank resolved several outstanding tax matters related to Wholesale Banking strategies that have been previously reassessed by the Canada Revenue Agency (CRA) and that were awaiting resolution by the CRA appeals division or the courts. The Bank no longer enters into these types of strategies.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 7

Reconciliation of Reported Earnings per Share (EPS) to Adjusted EPS1
(Canadian dollars)	For the three months ended
	Jan. 31, 2011	Oct. 31, 2010	Jan. 31, 2010
Diluted - reported	$1.69	$1.07	$1.44
Adjustments for items of note 2	0.05	0.31	0.16
Diluted - adjusted	$1.74	$1.38	$1.60
Basic - reported	$1.70	$1.08	$1.45
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported net income” table in the “How We Performed” section of this document.

Amortization of Intangibles, Net of Income Taxes1
(millions of Canadian dollars)	For the three months ended
	Jan. 31, 2011	Oct. 31, 2010	Jan. 31, 2010
Canada Trust	$42	$41	$37
TD Bank, N.A.	45	49	52
TD Ameritrade (included in equity in net income of an associated company)	17	17	17
Other2	29	8	6
Total	$133	$115	$112
1	Amortization of intangibles is included in the Corporate segment.
2	Includes amortization of software of $21 million for the first quarter 2011. Prior period balances have not been reclassified.

Economic Profit and Return on Invested Capital
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average invested capital. Average invested capital is equal to average common equity for the period plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s invested capital. The Bank’s goal is to achieve positive and growing economic profit.
Return on invested capital (ROIC) is adjusted net income available to common shareholders divided by average invested capital. ROIC is a variation of the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the equity cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.
Economic profit and ROIC are non-GAAP financial measures as these are not defined terms under GAAP. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and, therefore, may not be comparable to similar terms used by other issuers.
The following table reconciles between the Bank’s economic profit, ROIC, and net income available to common shareholders - adjusted. Adjusted results, items of note, and related terms are discussed in the “How the Bank Reports” section of this document.

Reconciliation of Net Income Available to Common Shareholders - Adjusted, Economic Profit, and Return on Invested Capital
(millions of Canadian dollars)	For the three months ended
	Jan. 31, 2011	Oct. 31, 2010	Jan. 31, 2010
Average common equity	$38,209	$38,816	$35,430
Average cumulative goodwill/intangible assets amortized, net of income taxes	5,190	5,093	4,793
Average invested capital	$43,399	$43,909	$40,223
Rate charged for invested capital	9.0%	10.0%	10.0%
Charge for invested capital	$985	$1,107	$1,014
Net income available to common shareholders - reported	$1,492	$946	$1,248
Items of note impacting income, net of income taxes	47	266	133
Net income available to common shareholders - adjusted	$1,539	$1,212	$1,381
Economic profit	$554	$105	$367
Return on invested capital	14.1%	11.0%	13.6%

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 8

Significant Events in 2011

Agreement to Acquire Chrysler Financial
On December 21, 2010, the Bank announced it had signed an agreement with Cerberus Capital Management, L.P. to acquire 100% of the outstanding shares of Chrysler Financial for cash consideration of approximately US$6.3 billion. The purchase is expected to be comprised of net assets of approximately US$5.9 billion and approximately US$0.4 billion in goodwill at close. Under the terms of the agreement, TD Bank, N.A., will acquire Chrysler Financial in the U.S. and TD Bank will acquire Chrysler Financial in Canada. The transaction is expected to close in the second quarter of fiscal 2011, pending regulatory approvals and satisfaction of other customary closing conditions.
The transaction is expected to be neutral to the Bank’s adjusted earnings in fiscal 2011 and will add approximately US$100 million in adjusted earnings in fiscal 2012, the first full year of operations. The transaction is expected to have a Tier 1 capital impact on closing of approximately 55-60 basis points (bps) based on the Bank’s capital position for the period ended January 31, 20111.

U.S. Legislative Developments
On July 21, 2010 the President of the United States signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) which provides for widespread reform of the U.S. financial industry. At over 2,300 pages in length, the Dodd-Frank Act affects every financial institution in the United States and many financial institutions, including the Bank, that operate outside the United States. The Dodd-Frank Act makes significant changes in areas such as banking and bank supervision and the resolution of systemically important financial companies, consumer protection, securities, derivatives, and executive compensation, among others. The Dodd-Frank Act also calls for a large number of regulatory rulemaking projects, as well as numerous studies and on-going reports as part of its implementation. Accordingly, while the Dodd-Frank Act will have an effect on the business of the Bank, especially its business operations in the United States, the full impact on the Bank will not be known until such time as the implementing regulations are released and finalized.
Other regulatory changes include the amendments to Regulation E, or the Electronic Funds Transfer Act, which prohibits financial institutions from charging fees to consumers for paying automated teller machine and point of sale transactions that result in an overdraft, and the Credit Card Act, which will, among other things, significantly restrict the Bank’s ability to charge interest rates and assess fees to reflect individual customer risk. For more detail on the impact of Regulation E and other regulatory changes, see the U.S. Personal and Commercial Banking segment disclosure in the “How Our Businesses Performed” section of this report.
The Bank continues to monitor closely these and other legislative developments and will analyze the impact such regulatory and legislative changes may have on its businesses.

1The expected earnings for the full 2012 fiscal year were based on management’s estimate of the expected contribution from the Chrysler Financial transaction taking into account expected synergies and excluding integration costs. Chrysler Financial’s expected earnings and all other estimates are subject to risks and uncertainties that may cause actual results to differ materially. See the “Caution Regarding Forward-Looking Statements” included in the Bank’s press release dated December 21, 2010, which is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the SEC’s website at http://www.sec.gov (EDGAR filers section).

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 9

FINANCIAL RESULTS OVERVIEW

Performance Summary
Outlined below is an overview of the Bank’s performance on an adjusted basis for the first quarter of 2011 against the financial performance indicators included in the 2010 Annual Report. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with GAAP. Reported and adjusted results and items of note are explained in the “How the Bank Reports” section.
•
Adjusted diluted earnings per share for the three months ended January 31, 2011 increased 9% from the same period last year, reflecting strong retail earnings performance across most segments. The Bank’s goal is to achieve 7 – 10% adjusted earnings per share growth over the longer term. In the second quarter of 2011, fewer days in the quarter is expected to have an earnings impact of approximately $0.10 per share on an adjusted basis for the quarter.

•	Adjusted return on risk-weighted assets (RWA) for the three months ended January 31, 2011 was 3.1% compared with 2.9% in the same period in 2010.
•	For the twelve months ended January 31, 2011, the total shareholder return was 23.0% which was above the Canadian peer average of 19.6%.

Impact of Foreign Exchange Rate on U.S. Personal and Commercial Banking and TD Ameritrade Translated Earnings
U.S. Personal and Commercial Banking earnings and the Bank’s share of earnings from TD Ameritrade are impacted by fluctuations in the U.S. dollar - Canadian dollar exchange rate.
Appreciation of the Canadian dollar had an unfavourable impact on consolidated earnings for the three months ended January 31, 2011, compared with the same period last year, as shown in the table below.

Impact of Foreign Exchange Rate on U.S. Personal and Commercial Banking and TD Ameritrade Translated Earnings
(millions of Canadian dollars, except as noted)	For the three months ended
Jan. 31, 2011 vs.
Jan. 31, 2010
U.S. Personal and Commercial Banking
Decreased total revenue - adjusted	$63
Decreased non-interest expenses - adjusted	35
Decreased net income - adjusted, after tax	15
Decreased net income - reported, after tax	14

TD Ameritrade
Decreased share of earnings, after tax	$3
Decrease in earnings per share - adjusted	$0.02
Decrease in earnings per share - reported	$0.02

Economic Summary and Outlook
The Canadian economy continues to forge ahead in its recovery despite building domestic headwinds and weak global demand. Though real GDP growth in the third quarter slowed to a mere 1.0% annualized pace, this was largely due to weak U.S. demand impacting Canada’s export sector. Household spending, which drove the initial part of the recovery, continued to grow at a rapid pace and all signs are pointing to a strong fourth quarter in 2010, as well. Despite a moderation in the labour market, where net job gains have diminished considerably, and a continual rise in household indebtedness, consumers appear to be responding to the persistence in favourable borrowing conditions. The housing market has been a major beneficiary of this continued debt-fuelled spending boom as home sales have increased by more than 24% since July 2010. Going forward, however, the inevitable rise in interest rates will be the key domestic headwind driving the overall subdued pace of economic growth as households are forced to allocate a larger share of income towards debt-service costs. TD Economics expects consumer spending growth to range from 2.0-3.0% on an annualized basis over the next two years. On the external front, weak exports have been a considerable drag on overall real output growth for the past two years due to a persistently weak U.S. economy. However, the recent implementation of a second round of quantitative easing and additional fiscal stimulus in the form of lower payroll taxes, extended income tax cuts, and improvement in long-term unemployment benefits should provide a short-term boost to U.S. growth. In turn, Canada’s net export sector will likely exert less drag. The bright spot in the economy continues to be business investment. Machinery and equipment investment has grown by more than 26% on an average annualized basis over the first three quarters of 2010, and continued growth in corporate profits and a supportive interest rate environment should allow businesses to continue building their productive capacity. Overall, TD Economics expects quarterly real GDP growth of 2.5-3.0% on an average annualized basis through to the end of 2011. With respect to key interest rates, the Bank of Canada is unlikely to increase its overnight rate target until the second half of 2011. Thereafter, with the recovery on track, the Bank of Canada is likely to gradually nudge the overnight rate upwards to 2.00% by the year-end.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 10

Net Income
Quarterly comparison - Q1 2011 vs. Q1 2010
Reported net income for the quarter was $1,541 million, an increase of $244 million, or 19%, compared with the first quarter last year. Adjusted net income for the quarter was $1,588 million, an increase of $158 million, or 11%. The increase in adjusted net income was due to higher earnings in all retail segments, partially offset by lower earnings in Wholesale Banking and a higher net loss in the Corporate segment. Canadian Personal and Commercial Banking net income increased primarily due to strong volume growth and lower PCL. U.S. Personal and Commercial Banking net income increased due to strong loan and deposit growth, recent acquisitions and a favourable tax adjustment, partially offset by the impact of lower overdraft fees, and higher expenses. Wealth Management net income increased primarily due to higher fee-based revenue related to higher client assets, improved net interest margin, partially offset by higher expenses. Wholesale Banking net income decreased due to lower fixed income and credit trading and reduced corporate lending activity in comparison to the favourable environment in the first quarter last year. The Corporate segment reported a higher net loss primarily due to an increase in net corporate expenses.

Quarterly comparison - Q1 2011 vs. Q4 2010
Reported net income for the quarter increased $547 million, or 55%, compared with the prior quarter. Adjusted net income for the quarter increased $328 million, or 26%, compared with the prior quarter due to increased earnings across all segments. Canadian Personal and Commercial Banking net income increased largely due to lower expenses. U.S. Personal and Commercial Banking net income increased primarily due to higher product volumes, improved margins, partially offset by higher PCL and higher expenses. Wealth Management net income increased primarily due to higher trading volumes, increased fee-based revenue related to higher client assets, improved net interest margin, partially offset by higher expenses. Wholesale Banking net income increased primarily due to realized gains in the private equity portfolio and reduced provisions for credit losses, partially offset by higher expenses. The lower Corporate segment net loss was primarily due to a decrease in net corporate expenses and the Symcor write-down reported last quarter, partially offset by lower gains from securitizations.

Net Interest Income
Quarterly comparison - Q1 2011 vs. Q1 2010
Net interest income for the quarter was $3,165 million, an increase of $316 million, or 11%, compared with the first quarter last year. The increase was driven by the U.S. Personal and Commercial Banking, Canadian Personal and Commercial Banking, and Wealth Management segments, partially offset by a decrease in Wholesale Banking. U.S. Personal and Commercial Banking net interest income increased due to strong volume and deposit growth, recent acquisitions, and improved margins which more than offset the impact of the translation effect of a stronger Canadian dollar. Canadian Personal and Commercial Banking net interest income increased due to strong volume growth in personal and business deposits, real estate secured lending, and indirect lending, partially offset by lower margin on average earning assets. Wealth Management net interest income increased primarily due to higher client margin loans and deposit balances combined with improved net interest margin. Wholesale Banking net interest income decreased mainly due to lower lending volumes.

Quarterly comparison - Q1 2011 vs. Q4 2010
Net interest income for the quarter increased $182 million, or 6%, compared with the prior quarter. The higher net interest income was driven by increases in the U.S. Personal and Commercial Banking and Wealth Management segments, partially offset by a decrease in the Wholesale Banking and Canadian Personal and Commercial Banking segments. U.S. Personal and Commercial Banking net interest income increased primarily due to higher product volumes and improved margins. Wealth Management net interest income increased due to higher net interest margins. Wholesale Banking net interest income decreased primarily due to lower trading net interest income. Canadian Personal and Commercial Banking net interest income decreased primarily due to lower margins.

Non-Interest Income
Quarterly comparison - Q1 2011 vs. Q1 2010
Reported non-interest income for the quarter was $2,295 million, an increase of $107 million, or 5%, compared with the first quarter last year. Adjusted non-interest income for the quarter was $2,202 million, an increase of $40 million, or 2%, compared with the first quarter last year. The increase in adjusted non-interest income was driven primarily by an increase in the Wealth Management and Canadian Personal and Commercial Banking segments, partially offset by a decrease in Wholesale Banking. Wealth Management non-interest income increased due to strong fee-based revenue growth as a result of higher asset levels in advice-based and asset management businesses, and higher trading volumes in the online brokerage business. Canadian Personal and Commercial Banking non-interest income increased primarily due to strong volume growth in the insurance business. Wholesale Banking non-interest income decreased primarily due to lower trading revenue from reduced client-driven activity in a more moderate market environment.

Quarterly comparison - Q1 2011 vs. Q4 2010
Reported non-interest income for the quarter increased $261 million, or 13%, compared with the prior quarter. Adjusted non-interest income increased $153 million, or 7%, compared with the prior quarter. The increase in adjusted non-interest income was due to increases across most segments. Wholesale Banking non-interest income increased primarily due to realized gains in the private equity portfolio. U.S. Personal and Commercial Banking non-interest income increased primarily due to higher product volumes and the South Financial acquisition. Wealth Management non-interest income increased due to higher trading volumes, and higher fee-based revenue from higher client assets. Canadian Personal and Commercial Banking non-interest income increased primarily due to higher fee-based revenue.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS –FEB. 28, 2011	Page 11

Provision for Credit Losses
Quarterly comparison - Q1 2011 vs. Q1 2010
During the quarter, the Bank recorded total PCL of $414 million, a decrease of $103 million, or 20%, compared with the first quarter last year. The decrease was mainly due to lower provisions in the Canadian Personal and Commercial Banking segment.

Quarterly comparison - Q1 2011 vs. Q4 2010
PCL for the first quarter increased by $10 million, or 2%, compared with the prior quarter. The increase was primarily due to higher provisions for debt securities classified as loans, which were partially offset by lower provisions in the Wholesale Banking and Canadian Personal and Commercial Banking segments.

Provision for Credit Losses
(millions of Canadian dollars)	For the three months ended
	Jan. 31, 2011	Oct. 31, 2010	Jan. 31, 2010
Provision for credit losses − specific
Provision for credit losses (net of reversals)1	$434	$477	$490
Recoveries	(34)	(35)	(33)
Total specific provision	400	442	457
Provision for credit losses − general1
U.S. Personal and Commercial Banking	13	(38)	56
Other	1	-	4
	14	(38)	60
Total	$414	$404	$517
1
Includes net new specific PCL of $85 million (Q4 2010 - $19 million; Q1 2010 - $14 million) and general PCL of $(19) million (Q4 2010 - $(5) million; Q1 2010 - $(4) million) related to debt securities classified as loans.

Non-Interest Expenses and Efficiency Ratio
Quarterly comparison - Q1 2011 vs. Q1 2010
Reported non-interest expenses for the quarter were $3,193 million, an increase of $212 million, or 7%, compared with the first quarter last year. Adjusted non-interest expenses were $3,028 million, an increase of $267 million, or 10%, compared with the first quarter last year. The increase in adjusted non-interest expenses was driven by increases in all segments. U.S. Personal and Commercial Banking expenses increased due to investment in the core franchise including new store expenses, recent acquisitions, partially offset by the translation effect of a stronger Canadian dollar. Wealth Management expenses increased due to higher variable compensation, trailer fees driven by increased revenue from higher asset values in the advice-based and asset management businesses, and non-recurring project expenses. Canadian Personal and Commercial Banking expenses increased due to higher employee compensation and project-related costs. Wholesale Banking expenses increased due to higher costs related to risk and control infrastructure, partially offset by lower variable compensation.
The Bank’s reported efficiency ratio was 58.5%, compared with 59.2% in the first quarter last year. The Bank’s adjusted efficiency ratio was 56.4%, compared with 55.1% in the first quarter last year.

Quarterly comparison - Q1 2011 vs. Q4 2010
Reported non-interest expenses decreased $70 million compared with the prior quarter. Adjusted non-interest expenses decreased $60 million compared with the prior quarter. The decrease in adjusted non-interest expenses was driven by lower expenses in Canadian Personal and Commercial Banking, which was partially offset by higher expenses in the Wholesale Banking, U.S. Personal and Commercial Banking, and Wealth Management segments. Canadian Personal and Commercial Banking expenses decreased primarily due to decreases resulting from last quarter’s business investment related expenses, higher project- related costs, which were partially offset by higher employee compensation expenses. Wholesale Banking expenses increased due to variable compensation. U.S. Personal and Commercial Banking expenses increased due to the South Financial acquisition, and investment in new stores. Wealth Management expenses increased due to higher employee compensation from higher average FTE, higher variable compensation, and non-recurring project expenses.
The reported efficiency ratio improved to 58.5%, compared with 65.0% in the prior quarter. The adjusted efficiency ratio improved to 56.4%, compared with 61.4%.

Income Taxes
As discussed in the “How the Bank Reports” section of this document, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.
The Bank’s reported effective tax rate was 18.5% for the first quarter, compared with 17.5% in the same quarter last year and 27.7% in the prior quarter. The decrease was primarily due to an increase in earnings reported by our subsidiaries operating in jurisdictions subject to lower tax rates, and an agreement with Canada Revenue Agency (CRA) that resulted in a $121 million provision for income taxes in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 12

Taxes
(millions of Canadian dollars, except as noted)	For the three months ended
	Jan. 31, 2011		Oct. 31, 2010		Jan. 31, 2010
Income taxes at Canadian statutory income tax rate	$521	28.1%	$412	30.5%	$468	30.4%
Increase (decrease) resulting from:
Dividends received	(67)	(3.6)	(81)	(6.0)	(61)	(4.0)
Rate differentials on international operations	(127)	(6.8)	(86)	(6.4)	(110)	(7.1)
Agreement with CRA	-	-	121	9.0	-	-
Other - net	16	0.8	8	0.6	(27)	(1.8)
Provision for income taxes and effective income tax rate - reported	$343	18.5%	$374	27.7%	$270	17.5%

The Bank’s adjusted effective tax rate was 20.0% for the quarter, consistent with 20.1% in the same quarter last year and 20.5% in the prior quarter.

Non-GAAP Financial Measures - Reconciliation of Reported to Adjusted Provision for Income Taxes1
(millions of Canadian dollars, except as noted)	For the three months ended
	Jan. 31, 2011	Oct. 31, 2010	Jan. 31, 2010
Provision for income taxes - reported	$343	$374	$270
Adjustments for items of note: Recovery of (provision for) income taxes2
Amortization of intangibles	49	49	54
Fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	(18)	(1)	(8)
Integration and restructuring charges relating to U.S. Personal and Commercial Banking acquisitions	8	10	25
Fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	3	4	4
Recovery of income taxes due to changes in statutory income tax rates	-	-	11
Insurance claims	-	-	(8)
Agreement with Canada Revenue Agency	-	(121)	-
Total adjustments for items of note	42	(59)	78
Provision for income taxes - adjusted	$385	$315	$348
Effective income tax rate - adjusted3	20.0%	20.5%	20.1%
1	For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking including TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. The Bank’s other activities are grouped into the Corporate segment.
Effective the first quarter of 2011, operating results and associated loans for the U.S. credit cards business were transferred from Canadian Personal and Commercial Banking to U.S. Personal and Commercial Banking for segment reporting purposes. In addition, the Bank has implemented a change in its allocation methodologies whereby certain items previously reported in the Corporate segment are now being allocated to other segments. These changes have no impact on the Bank’s Interim Consolidated Financial Statements. Prior period results have not been reclassified. These changes are referred to as “segment transfers” throughout this document. Refer to the “Segment Transfers” section of this document for further details.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Amortization of intangible expenses is included in the Corporate segment. Accordingly, net income for the operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the 2010 MD&A, and Note 33 to the 2010 Consolidated Financial Statements. For information concerning the Bank’s measures of economic profit and return on invested capital, which are non-GAAP financial measures, see the “How We Performed” section of this document.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $87 million, compared with $96 million in the first quarter last year, and $117 million in the prior quarter.
The Bank securitizes retail loans and receivables, and records a gain or loss on sale, including the recognition of an asset related to retained interests. Credit losses incurred on retained interests after securitization are recorded as a charge to non-interest income in the Bank's Interim Consolidated Financial Statements. For segment reporting, PCL related to securitized volumes is included in Canadian Personal and Commercial Banking but is reversed in the Corporate segment and reclassified as a charge to non-interest income to comply with GAAP.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 13

Canadian Personal and Commercial Banking
(millions of Canadian dollars, except as noted)	For the three months ended
	Jan. 31, 2011	Oct. 31, 2010	Jan. 31, 2010
Net interest income	$1,822	$1,854	$1,744
Non-interest income	842	814	795
Total revenue	2,664	2,668	2,539
Provision for credit losses	213	239	315
Non-interest expenses	1,212	1,331	1,194
Net income	$905	$773	$720
Selected volumes and ratios
Return on invested capital	39.1%	32.9%	31.3%
Margin on average earnings assets (including securitized assets)	2.82%	2.91%	2.93%
Efficiency ratio	45.5%	49.9%	47.0%
Number of Canadian retail stores	1,129	1,127	1,111
Average number of full-time equivalent staff	34,314	34,844	33,278

Quarterly comparison - Q1 2011 vs. Q1 2010
Canadian Personal and Commercial Banking net income for the quarter was $905 million, an increase of $185 million, or 26%, compared with the first quarter last year. The annualized return on invested capital for the quarter was 39.1%, compared with 31.3% in the first quarter last year.
Canadian Personal and Commercial Banking revenue is derived from personal banking, business banking, and insurance. Revenue for the quarter was $2,664 million, an increase of $125 million, or 5% (7% excluding segment transfers), compared with the first quarter last year, primarily due to strong volume growth in personal and business deposits, real estate secured lending, indirect lending, and insurance. Compared with the first quarter last year, real estate secured lending volume, including securitized assets, increased $15.3 billion, or 9%, while consumer loan volume increased $2.0 billion, or 7%. Business loans and acceptances volume increased $2.5 billion, or 8%. Personal deposit volume increased $6.9 billion, or 5%, while business deposit volume increased $5.6 billion, or 11%. Gross originated insurance premiums increased $53 million, or 8%, compared to the first quarter last year. Margin on average earning assets decreased by 11 bps to 2.82% compared with the first quarter last year, of which 8 bps was due to segment transfers.
PCL for the quarter was $213 million, a decrease of $102 million, or 32% (27% excluding segment transfers), compared with the first quarter last year. Personal banking PCL was $206 million, a decrease of $71 million, or 26%, mainly due to better credit conditions resulting from an improving economic and employment environment. Business banking PCL was $7 million, a decrease of $31 million, or 82%. Annualized PCL as a percentage of credit volume was 0.33%, a decrease of 18 bps, compared with the first quarter last year. Net impaired loans were $570 million, an increase of $60 million, or 12%, over the first quarter last year. Net impaired loans in commercial banking remain at relatively low levels largely due to active management. Net impaired loans as a percentage of total loans were 0.22%, compared with 0.21% as at January 31, 2010.
Non-interest expenses for the quarter were $1,212 million, an increase of $18 million, or 2%, compared with the first quarter last year, primarily due to higher employee compensation and project-related costs.
The average full-time equivalent (FTE) staffing levels increased by 1,036, or 3%, compared with the first quarter last year reflecting continued investment in our businesses. The efficiency ratio for the quarter improved to 45.5%, compared with 47.0% in the first quarter last year.

Quarterly comparison - Q1 2011 vs. Q4 2010
Canadian Personal and Commercial Banking net income for the quarter increased $132 million, or 17%, compared with the prior quarter. The annualized return on invested capital for the quarter was 39.1%, compared with 32.9% in the prior quarter.
Revenue for the quarter decreased $4 million, compared with the prior quarter mainly due to segment transfers. Margin on average earning assets decreased 9 bps to 2.82%, of which 8 bps due to segment transfers. Compared with the prior quarter, real estate secured lending volume, including securitized assets, increased $3.4 billion, or 2%, business loans and acceptances increased $0.8 billion, or 3%, while consumer loan volume decreased $0.6 billion, or 2% mainly due to segment transfers. Personal deposit volume increased $0.9 billion, or 1%, while business deposit volume increased $1.5 billion, or 3%. Gross originated insurance premiums decreased $117 million, or 14%.
PCL for the quarter decreased $26 million, or 11%, of which $16 million related to segment transfers. Personal banking PCL decreased $15 million, or 7%, and business banking PCL decreased $11 million, or 61%. Net impaired loans increased $17 million, or 3%, compared to the prior quarter. Net impaired loans as a percentage of total loans were 0.22%, compared with 0.21% as at October 31, 2010.
Non-interest expenses for the quarter decreased $119 million, or 9%, compared with the prior quarter. The higher employee compensation expenses this quarter were more than offset by decreases resulting from last quarter’s business investment related expenses and higher project related costs. In addition, segment transfers also contributed to the decrease.
The average FTE staffing levels decreased by 530, or 2%, due largely to segment transfers and other internal transfers. Excluding these transfers, the FTE staffing level is essentially flat. The efficiency ratio for the current quarter improved to 45.5%, compared with 49.9% in the prior quarter.

Business Outlook
While we continue to benefit from our leadership position in branch hours and the ongoing investment in our network, earnings growth is expected to moderate for the remainder of the year. The strong underlying business growth in insurance and business banking, combined with improving margins in our insurance business, is expected to be partially offset by slower volume growth and continued margin pressure in personal banking. While we expect credit losses to remain stable into 2011, expense growth over the next two quarters is anticipated to be higher relative to last year as we focus on ongoing investments in strategic initiatives to support future growth.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 14

Wealth Management
(millions of Canadian dollars, except as noted)	For the three months ended
	Jan. 31, 2011	Oct. 31, 2010	Jan. 31, 2010
Net interest income	$104	$97	$66
Non-interest income	583	542	524
Total revenue	687	639	590
Non-interest expenses	501	468	446
Net Income
Global Wealth	133	118	101
TD Ameritrade	48	33	43
Total	$181	$151	$144
Selected volumes and ratios − Global Wealth
Assets under administration (billions of Canadian dollars)	$242	$225	$200
Assets under management (billions of Canadian dollars)	186	183	172
Return on invested capital	16.3%	13.5%	12.7%
Efficiency ratio	72.9%	73.2%	75.6%
Average number of full-time equivalent staff	7,235	7,000	7,034

Quarterly comparison - Q1 2011 vs. Q1 2010
Wealth Management net income for the quarter was $181 million, an increase of $37 million, or 26%, compared with the first quarter last year. Global Wealth net income, which excludes TD Ameritrade, was $133 million, an increase of $32 million, or 32%. The Bank’s reported investment in TD Ameritrade generated net income for the quarter of $48 million, an increase of $5 million, or 12%, compared with the first quarter last year. The increase was due to higher earnings at TD Ameritrade, attributable to continued strong asset gathering. For its first quarter ended December 31, 2010, TD Ameritrade reported net income of US$145 million, an increase of US$9 million, or 7%, compared with the first quarter last year. Wealth Management’s annualized return on invested capital for the quarter was 16.3%, compared with 12.7% in the first quarter last year.
Wealth Management revenue is derived from online brokerage, advice-based businesses, and asset management services. Global Wealth revenue for the quarter was $687 million, an increase of $97 million, or 16%, compared to the first quarter last year. The increase was primarily due to higher assets under administration and higher assets under management which drove strong fee-based revenue growth in the advice-based and asset management businesses, higher deposit balances and client margin loans combined with increased net interest margin, and higher trading volumes in our online brokerage businesses.
Non-interest expenses for the quarter were $501 million, an increase of $55 million, or 12%, compared with the first quarter last year. This increase was primarily due to higher variable compensation and trailer fees driven by increased revenue from higher asset values in the advice-based and asset management businesses, and non-recurring project expenses.
The average FTE staffing levels increased by 201, or 3%, compared with the first quarter last year, primarily due to growth in support FTE for infrastructure and business growth and, higher client-facing FTE staff, partially offset by the closure of the U.S. financial advisory business last year. The efficiency ratio for the current quarter improved to 72.9%, compared with 75.6% in the first quarter last year.
Assets under administration of $242 billion as at January 31, 2011, increased by $42 billion, or 21%, from January 31, 2010. Assets under management of $186 billion as at January 31, 2011 increased by $14 billion, or 8%, from January 31, 2010. This increase was driven by market appreciation and net new client assets.

Quarterly comparison - Q1 2011 vs. Q4 2010
Wealth Management net income for the quarter increased by $30 million, or 20%, compared with the prior quarter. Global Wealth net income increased by $15 million, or 13%. The Bank’s reported investment in TD Ameritrade reflected an increase in net income of $15 million, or 45%, compared with the prior quarter due to higher earnings at TD Ameritrade. For its first quarter ended December 31, 2010, TD Ameritrade reported net income increased US$31 million, or 27%, compared with the prior quarter. Wealth Management’s annualized return on invested capital for the quarter was 16.3%, compared with 13.5% in the prior quarter.
Revenue for the quarter increased $48 million compared with the prior quarter, primarily due to increased trading volumes in the online brokerage business, higher fee-based revenue from higher client assets, and increased net interest margin.
Non-interest expenses increased $33 million, or 7% compared to the prior quarter due to higher employee compensation from higher average FTE, higher variable compensation, and non-recurring project expenses. The increase in employee compensation also resulted in higher benefit costs.
The average FTE staffing levels increased by 235 compared with the prior quarter primarily resulting from increased volumes due to business growth and higher support FTE for infrastructure. The efficiency ratio for the current quarter was 72.9%, compared with 73.2% in the prior quarter.
Assets under administration as at January 31, 2011 increased $17 billion from October 31, 2010. Assets under management as at January 31, 2011 increased $3 billion from October 31, 2010. This increase was driven by market appreciation and net new client assets.

Business Outlook
Strong equity markets boosted revenue growth this quarter. Earnings momentum is expected to continue in 2011 if markets remain strong. Additionally, we will continue to invest in our infrastructure, products and growing our sales force.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 15

TD AMERITRADE HOLDING CORPORATION
As at January 31, 2011, the Bank’s reported investment in TD Ameritrade was 45.57% (October 31, 2010 - 45.93%; January 31, 2010 - 44.90%) of the issued and outstanding shares of TD Ameritrade.

On August 6, 2010, the Stockholders Agreement was amended such that: (i) the Bank has until January 24, 2014 to reduce its ownership in TD Ameritrade to 45%; (ii) the Bank is required to commence reduction of its ownership in TD Ameritrade and continue its reduction as long as it can be executed at a price per share equal to or greater than the Bank’s then-applicable average carrying value per share of TD Ameritrade; and (iii) in connection with stock repurchases by TD Ameritrade, the Bank’s ownership interest in TD Ameritrade will not exceed 48%.

The condensed financial statements of TD Ameritrade, based on its Consolidated Financial Statements filed with the SEC, are provided as follows:

Condensed Consolidated Balance Sheet
(millions of U.S. dollars)	As at
	Dec. 31, 2010	Sep. 30, 2010
Assets
Receivables from brokers, dealers, and clearing organizations	$945	$1,208
Receivables from clients, net of allowance for doubtful accounts	8,315	7,391
Other assets	5,773	6,128
Total assets	$15,033	$14,727
Liabilities
Payable to brokers, dealers, and clearing organizations	$1,798	$1,934
Payable to clients	7,012	6,810
Other liabilities	2,204	2,211
Total liabilities	11,014	10,955
Stockholders’ equity	4,019	3,772
Total liabilities and stockholders’ equity	$15,033	$14,727

Condensed Consolidated Statement of Income
(millions of U.S. dollars, except per share amounts)	For the three months ended
	Dec. 31, 2010	Dec. 31, 2009
Revenues
Net interest revenue	$116	$99
Fee-based and other revenue	540	526
Total revenue	656	625
Operating expenses
Employee compensation and benefits	162	147
Other	260	238
Total operating expenses	422	385
Other expense	11	20
Pre-tax income	223	220
Provision for income taxes	78	84
Net income1	$145	$136
Earnings per share - basic	$0.25	$0.23
Earning per share - diluted	$0.25	$0.23
1	The Bank’s equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 16

U.S. Personal and Commercial Banking
(millions of dollars, except as noted)	For the three months ended
	Canadian dollars			U.S. dollars
	Jan. 31, 2011	Oct. 31, 2010	Jan. 31, 2010	Jan. 31, 2011	Oct. 31, 2010	Jan. 31, 2010
Net interest income	$1,077	$962	$829	$1,073	$933	$788
Non-interest income	314	257	315	314	250	299
Total revenue	1,391	1,219	1,144	1,387	1,183	1,087
Provision for credit losses - loans	136	132	191	136	129	182
Provision for credit losses - debt securities
classified as loans	66	14	10	66	13	9
Provision for credit losses - total	202	146	201	202	142	191
Non-interest expenses - reported	809	763	746	805	741	709
Non-interest expenses - adjusted	788	736	674	784	714	641
Net income - reported	320	265	181	319	257	172
Adjustments for items of note, net of income taxes1
Integration and restructuring charges relating to
U.S. Personal and Commercial Banking acquisitions	13	18	46	13	18	44
Net income - adjusted	$333	$283	$227	$332	$275	$216
Selected volumes and ratios
Return on invested capital	7.4%	6.3%	5.0%	7.4%	6.3%	5.0%
Margin on average earnings assets (TEB)2	3.76%	3.50%	3.41%	3.76%	3.50%	3.41%
Efficiency ratio - reported	58.2%	62.6%	65.2%	58.2%	62.6%	65.2%
Efficiency ratio - adjusted	56.6%	60.4%	58.9%	56.6%	60.4%	58.9%
Number of U.S. retail stores	1,280	1,269	1,039	1,280	1,269	1,039
Average number of full-time equivalent staff	22,882	21,104	19,117	22,882	21,104	19,117
1	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	Average deposits and margin on average earning assets exclude the impact related to the TD Ameritrade insured deposit accounts (IDA).

Quarterly comparison - Q1 2011 vs. Q1 2010
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter was $320 million, an increase of $139 million, or 77%, on a reported basis, and $333 million, an increase of $106 million, or 47%, on an adjusted basis, compared with the first quarter last year. In U.S. dollar terms, the net income for the quarter was $319 million, an increase of $147 million, or 85%, on a reported basis, and $332 million, an increase of $116 million, or 54%, on an adjusted basis, compared with the first quarter last year. Earnings this quarter also included the impact of a favourable tax item of $24 million. In this quarter, there were offsetting increases in net interest income and PCL recognized for the debt securities classified as loans, resulting in a minimal net impact on earnings.
    The strengthening of the Canadian dollar against the U.S. dollar decreased the reported and adjusted net income by $14 million and $15 million, respectively, for the current quarter. The annualized return on invested capital for the quarter was 7.4%, compared with 5.0% in the first quarter last year.
In U.S. dollar terms, revenue for the quarter was US$1,387 million, an increase of US$300 million, or 28%, compared with the first quarter last year. The increase was primarily due to strong loan and deposit growth, the recent acquisitions, and segment transfers, partially offset by lower overdraft fees under Regulation E. Margin on average earning assets increased by 35 bps to 3.76% compared with the first quarter last year, primarily due to a change in the timing of expected cash flows on certain debt securities classified as loans. Average loans increased US$12.7 billion, or 24%, including acquisitions. Excluding acquisitions and segment transfers, average loans increased US$4.6 billion, or 9%, with average personal loans increasing US$2.9 billion, or 15%, primarily due to a US$2.3 billion increase in residential mortgages and average business loans increasing US$1.7 billion, or 5%. Average deposits increased US$26.9 billion, or 23%, including acquisitions. Excluding acquisitions, average deposits increased US$18.1 billion, or 16%, which included a US$10.2 billion increase in TD Ameritrade insured deposit accounts (IDA). Average deposit volume, excluding the impact of acquisitions and the TD Ameritrade IDAs, increased US$5.8 billion, or 7%. Business deposit volumes (excluding government) increased US$3.0 billion, or 11%, government deposit volumes remained essentially flat, and personal deposit volumes increased US$2.9 billion, or 7%.
Total PCL for the quarter was US$202 million, an increase of US$11 million, or 6%, compared with the first quarter last year. The increase was comprised of a decrease in PCL for loans of US$46 million and an increase in the PCL for debt securities classified as loans of US$57 million. PCL for loans for the quarter was US$136 million, a decline of US$46 million, or 25%, compared with the first quarter last year. The decline in PCL for loans is a result of lower charge-offs and better performance of the loan portfolio. The PCL for debt securities classified as loans was mainly on non-agency collateralized mortgage obligation (CMO) securities, and was US$66 million this quarter compared to US$9 million in the first quarter last year. The increase in the PCL for non-agency CMO securities reflects the weakness in the U.S. housing market. Annualized PCL for loans as a percentage of credit volume was 0.82%, a decrease of 54 bps compared with the first quarter last year. The annualized PCL for loans as a percentage of credit volume would have been 0.73% excluding segment transfers, or a decrease of 63 bps compared with the first quarter of last year. Net impaired loans, excluding debt securities classified as loans that are impaired, were US$1,174 million, an increase of US$156 million, or 15%, compared with the first quarter last year due to new impairment formations in the commercial real estate market in the U.S., resulting from the slower U.S. economic recovery, and segment transfers. Net impaired loans, excluding debt securities classified as loans and covered loans (assets acquired under an FDIC loss sharing agreement), as a percentage of total loans were 1.8%, compared with 1.9% as at January 31, 2010. Net impaired debt securities classified as loans were US$1,567 million as at January 31, 2011, an increase of $1,253 million compared to

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 17

January 31, 2010. The increase in the net impaired debt securities classified as loans is because the book value of the security is reported as impaired, although PCL is recognized only for the increase in the expected credit losses, which is significantly lower due to the senior position of the securities held.
Reported non-interest expenses for the quarter were US$805 million, an increase of US$96 million, compared with the first quarter last year. On an adjusted basis, non-interest expenses for the quarter were US$784 million, an increase of US$143 million, or 22%, primarily due to investments in the core franchise including new store expenses, recent acquisitions, and segment transfers.
The average FTE staffing levels increased by 3,765, or 20%, compared with the first quarter last year. This increase resulted from acquisitions, the inclusion of segment transfers, and 34 new store openings since the first quarter last year. The reported efficiency ratio for the quarter improved to 58.2%, compared with 65.2% in the first quarter last year. The adjusted efficiency ratio for the quarter improved to 56.6%, compared with 58.9% in the prior year.

Quarterly comparison - Q1 2011 vs. Q4 2010
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter increased $55 million, or 21%, on a reported basis, and $50 million, or 18%, on an adjusted basis, compared to the prior quarter. The annualized return on invested capital for the quarter was 7.4%, compared with 6.3% in the prior quarter.
In U.S. dollar terms, revenue for the quarter increased US$204 million, or 17%, compared with the prior quarter, primarily due to higher product volumes. Margin on average earning assets increased by 26 bps to 3.76% compared with the prior quarter, primarily due to the timing of cash flows on certain debt securities that are classified as loans. Average loans increased US$6.0 billion, or 10%, compared with the prior quarter. Excluding the South Financial acquisition and segment transfers, average loans increased US$1.9 billion, or 3%, with average personal loans increasing US$1.2 billion, or 6%, and average business loans increasing $0.5 billion, or 2%. Average deposits increased US$9.2 billion, or 7%, compared with the prior quarter, including a US$2.1 billion increase in average deposits of TD Ameritrade. Average deposit volume excluding the impact of the TD Ameritrade IDAs and the South Financial acquisition, increased US$1.3 billion, or 2%, with 1% growth in business deposit volume (excluding government), slight decline in government deposits, and 3% growth in personal deposit volume.
Total PCL for the quarter increased US$60 million, or 42% compared with the prior quarter. PCL for debt securities classified as loans increased US$53 million compared with the prior quarter. The increase in the PCL for debt securities classified as loans resulted mainly from the increase in the PCL for non-agency CMO securities, which increased due to the weakness in the U.S. housing market. Annualized PCL for loans as a percentage of credit volume was 0.82%, a decrease of 3 bps compared with the prior quarter. The annualized PCL for loans as a percentage of credit volume would have been 0.73% excluding segment transfers, or a decrease of 12 bps compared with the prior quarter. Net impaired loans, excluding debt securities classified as loans that are impaired, were US$1,174 million, an increase of US$78 million, or 4%, compared with the prior quarter. The increase was largely due to new formations and lower levels of charge-offs. Net impaired loans, excluding debt securities classified as loans and covered loans (assets acquired under an FDIC loss sharing agreement), as a percentage of total loans were 1.76%, compared with 1.75% as at October 31, 2010. Net impaired debt securities classified as loans were US$1,567 million, an increase of US$557 million, or 55%, compared with the prior quarter. The quarter-over-quarter increase is in line with management’s expectations.
Reported non-interest expenses for the quarter increased US$64 million, or 9%, compared with the prior quarter. On an adjusted basis, non-interest expenses for the quarter increased US$70 million, or 10%, due primarily to the recent acquisition of South Financial, segment transfers, and new stores.
The average FTE staffing levels increased by 1,778, or 8%, compared with the prior quarter primarily driven by the acquisition of South Financial and new stores. The reported efficiency ratio for the quarter improved to 58.2%, compared with 62.6% in the prior quarter. The adjusted efficiency ratio for the quarter improved to 56.6%, compared with 60.4% in the prior quarter.

Business Outlook
Loan growth was within expectations for Q1 2011 and growth is expected to continue through fiscal 2011 driven by residential mortgages and commercial lending. Organic deposit growth momentum is expected to continue due to maturing stores. Based on our growth expectations, we expect our net quarterly earnings to be approximately US$300 million for the remainder of the year. While Regulation E was fully phased into earnings effective this quarter, the “Durbin Amendment”, a provision in the Dodd-Frank Act, could put further pressure on earnings. The Dodd-Frank Act mandates the Federal Reserve to set interchange fees which are “reasonable and proportional” to the costs of processing such transactions. The proposed limits to be placed on debit interchange fees are expected to significantly reduce debit card interchange revenues . The draft regulations have been issued for public comments, and the financial impact cannot be determined at this time. However, mitigation strategies are being designed with the intent to recapture the potential adverse revenue impact resulting from the implementation of the new regulation.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 18

Wholesale Banking
(millions of Canadian dollars, except as noted)	For the three months ended
	Jan. 31, 2011	Oct. 31, 2010	Jan. 31, 2010
Net interest income (TEB)	$375	$416	$513
Non-interest income	352	261	400
Total revenue	727	677	913
Provision for credit losses	6	23	8
Non-interest expenses	391	324	376
Net income - reported	237	95	372
Adjustments for items of note, net of income taxes1
Agreement with Canada Revenue Agency	-	121	-
Net income - adjusted	$237	$216	$372
Selected volumes and ratios
Risk-weighted assets (billions of Canadian dollars)	31	32	34
Return on invested capital	29.4%	25.6%	45.2%
Efficiency ratio - reported	53.8%	47.9%	41.2%
Average number of full-time equivalent staff	3,388	3,373	3,091
1	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison - Q1 2011 vs. Q1 2010
Wholesale Banking net income for the quarter was $237 million, a decrease of $135 million, or 36%, compared with the record first quarter last year. The decrease reflects the unusually favourable environment in the same quarter last year. Normalized market conditions in the current quarter led to lower fixed income and credit trading, and reduced corporate lending activity. These declines were partially offset by investment portfolio gains. The annualized return on invested capital for the quarter was 29.4%, compared with 45.2% in the first quarter last year.
Wholesale Banking revenue is derived primarily from capital markets and corporate lending. Revenue for the quarter was $727 million, a decrease of $186 million, or 20%, compared with the very strong first quarter last year. In the prior year, favourable market conditions characterized by tightening credit spreads and elevated client activity resulted in strong, broad-based performance and allowed for the amendment or exit of a number of transactions on a profitable basis. Current quarter trading results reflect reduced client-driven activity in a more moderate market environment characterized by reduced trading opportunities and tighter bid-offer spreads. Segment transfers and lower corporate lending volumes, as clients shift to other forms of financing, also contributed to the revenue decline. Partially offsetting these year-over-year decreases in revenue were realized gains in the run-off private equity portfolio as compared to limited activity in the first quarter last year, and improved underwriting fees as low interest rates and improved equity markets resulted in client issuance activity.
PCL is composed of specific provisions for credit losses and accrual costs for credit protection net of any recoveries of previously recorded provisions. The net PCL for the quarter was $6 million, slightly lower than the first quarter last year. PCL in both periods is primarily limited to the accrual cost of credit protection. Net impaired loans were $36 million, a decrease of $109 million, or 75%, over the first quarter last year.
Non-interest expenses for the quarter were $391 million, an increase of $15 million, or 4%, compared with the first quarter last year, due to higher costs related to risk and control infrastructure, partially offset by lower variable compensation commensurate with reduced revenue.

Quarterly comparison - Q1 2011 vs. Q4 2010
Wholesale Banking net income for the quarter increased by $142 million, or 149%, on a reported basis, and $21 million, or 10%, on an adjusted basis, compared with the prior quarter. The increase in adjusted net income was primarily due to realized gains in the private equity portfolio and reduced provisions for credit losses, partially offset by increased expenses. The annualized return on invested capital for the quarter was 29.4%, compared with 25.6% in the prior quarter.
Revenue for the quarter increased $50 million, or 7%, compared with the prior quarter, primarily due to realized gains in the private equity portfolio. Fixed income and credit revenue increased due to improved client flow in international trading as concern over European credit subsided. The increase was partially offset by the positive impact in the prior quarter of reduced derivative counterparty credit risk resulting from credit spread tightening, and decreased net interest income in the current quarter from segment transfers. Cash equities revenue increased due to higher commissions as equity markets continue to climb, while equity derivative revenue decreased as a result of reduced client transaction revenue. Underwriting income increased primarily due to higher equity issuance and continued strength in debt origination, partially offset by lower M&A and advisory fees.
PCL for the quarter decreased $17 million compared with the prior quarter, primarily due to a provision for a private equity credit in the prior quarter. Net impaired loans decreased $6 million, or 14%, compared with the prior quarter.
Non-interest expenses for the quarter increased $67 million, or 21%, compared with the prior quarter primarily due to variable compensation.

Business Outlook
Overall, we believe the continuing investment in our franchise and client-driven strategy positions us well for the future. As capital markets demonstrate prolonged stability, revenue from origination and M&A activity should remain strong. Trading revenue will also benefit as central bank debt issuance activity increases and investments in new business initiatives enhance earnings. We expect near term performance to remain in our expected earnings range of $175-225 million.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 19

Corporate
(millions of Canadian dollars)	For the three months ended
	Jan. 31, 2011	Oct. 31, 2010	Jan. 31, 2010
Net loss - reported	$(102)	$(290)	$(120)
Adjustments for items of note, net of income taxes1
Amortization of intangibles2	112	115	112
Decrease (increase) in fair value of derivatives hedging the reclassified available-for-sale securities portfolio	(81)	8	(4)
Decrease in fair value of credit default swaps hedging the corporate loan book,
net of provision for credit losses	3	4	7
Recovery of income taxes due to changes in statutory income tax rates	-	-	(11)
Release of insurance claims	-	-	(17)
Total adjustments for items of note	34	127	87
Net loss - adjusted	$(68)	$(163)	$(33)

Decomposition of items included in net loss - adjusted
Net securitization	$(21)	$(2)	$(5)
Net corporate expenses	(113)	(161)	(62)
Other	66	-	34
Net loss - adjusted	$(68)	$(163)	$(33)
1	For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2
Effective first quarter 2011, amortization of software is included in amortization of intangibles. For the purpose of the items of note only, software amortization is excluded from the amortization of intangibles.

Quarterly comparison - Q1 2011 vs. Q1 2010
Corporate segment’s reported net loss for the quarter was $102 million, compared with a reported net loss of $120 million in the first quarter last year. Adjusted net loss for the quarter was $68 million, compared with an adjusted net loss of $33 million. Compared with the same quarter last year, the higher adjusted net loss was primarily due to an increase in net corporate expenses and lower gains from securitizations, and the impact of favourable hedging and treasury activities and a tax benefit reported last year. These variances were partially offset by the favourable impact of segment transfers and higher earnings on unallocated capital.

Quarterly comparison - Q1 2011 vs. Q4 2010
Corporate segment’s reported net loss for the quarter was $102 million, compared with a reported net loss of $290 million in the prior quarter. Adjusted net loss for the quarter was $68 million, compared with an adjusted net loss of $163 million. The lower adjusted net loss was primarily attributable to a decrease in net corporate expenses, segment transfers, higher earnings on unallocated capital, and the Symcor write-down reported last quarter. These favourable variances were partially offset by lower gains from securitizations.

Outlook
Effective fiscal 2011, we have implemented a change in the Bank’s charge-out and inter-segment transfer pricing methodologies. This change is expected to have the effect of reducing losses in Corporate segment going forward. While Corporate segment results are inherently difficult to predict and by their nature and can contain some volatility, we anticipate the losses in Corporate segment to be elevated from the current quarter results. Our estimated range for the remainder of fiscal 2011 is a net loss of $80 million to $120 million per quarter which is expected to result in a lower net loss than fiscal 2010 on an annual basis, primarily due to the abovementioned changes.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 20

Segment Transfers

Effective the first quarter of 2011, operating results and associated loans for the U.S. credit cards business were transferred from Canadian Personal and Commercial Banking to U.S. Personal and Commercial Banking for segment reporting purposes. In addition, the Bank has implemented a change in its allocation methodologies whereby certain items previously reported in the Corporate segment are now being allocated to other segments. These changes have no impact on the Bank’s interim consolidated financial results. Prior period results have not been reclassified. The following table summarizes the segment transfers for the three months ended January 31, 2011.

Impacts of Segment Transfers
(millions of Canadian dollars)					For the three months ended
					Jan. 31, 2011
	Canadian Personal		U.S. Personal and
	and Commercial	Wealth	Commercial	Wholesale
	Banking	Management	Banking	Banking	Corporate	Total
Increase/(decrease) to revenue	$(59)	$-	$36	$(18)	$41	$-
Increase/(decrease) to expenses	(10)	2	18	3	(13)	-
Increase/(decrease) to PCL	(16)	-	16	-	-	-
Increase/(decrease) to net income	(26)	(1)	1	(15)	41	-

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 21

BALANCE SHEET REVIEW

Quarterly comparison - Q1 2011 vs. Q4 2010

Total assets were $616 billion as at January 31, 2011, a decrease of $3 billion, or 1%, from October 31, 2010. The net decrease reflected a $12 billion decrease in other assets, a $2 billion decrease in interest-bearing deposits with banks, and a $1 billion decrease in securities purchased under reverse repurchase agreements, which were partially offset by a $7 billion increase in securities, and a $5 billion increase in loans (net of allowance for loan losses). The translation effect of a stronger Canadian dollar caused the value of total assets in U.S. Personal and Commercial Banking to decrease by $3 billion.

Securities increased by $7 billion largely due to an increase in AFS securities mainly reflecting investment of TD Ameritrade deposits and an increase in trading securities primarily in Wholesale Banking. The translation effect of a stronger Canadian dollar caused the value of securities in U.S. Personal and Commercial Banking to decrease by $1 billion.

Loans (net of allowance for loan losses) increased by $5 billion largely due to volume growth in Canadian Personal and Commercial Banking due to increases in residential mortgages, and business and government loans. The translation effect of a stronger Canadian dollar caused the value of loans (net of allowances for loan losses) in U.S. Personal and Commercial Banking to decrease by $1 billion.

Other assets decreased $12 billion primarily due to an $11 billion decrease in derivatives in Wholesale Banking resulting from movement in foreign exchange rates and interest rates.

Total liabilities were $575 billion as at January 31, 2011, a decrease of $2 billion from October 31, 2010. The net decrease is composed primarily of an $11 billion decrease in other liabilities, which was partially offset by an $9 billion increase in deposits. The translation effect of a stronger Canadian dollar caused the value of liabilities in U.S. Personal and Commercial Banking to decrease by $3 billion.

Deposits increased $9 billion mostly due to an $8 billion increase in business and government deposits mostly in the Canadian Personal and Commercial Banking and Wholesale Banking segments, and a $3 billion increase in personal deposits, mainly in U.S. Personal and Commercial Banking. These increases were partially offset by a $2 billion decrease in deposits with Banks. The translation effect of a stronger Canadian dollar caused the value of deposits in U.S. Personal and Commercial Banking to decrease by $3 billion.

Other liabilities decreased $11 billion primarily due to a decrease in derivatives  mainly attributable to the Wholesale Banking segment resulting from movement in foreign exchange rates and interest rates.

Shareholders’ equity was $42 billion as at January 31, 2011, a decrease of $1 billion, or 2%, from October 31, 2010. The net decrease is comprised primarily of a $2 billion decrease in accumulated other comprehensive income which was partially offset by a $1 billion increase in retained earnings.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 22

CREDIT PORTFOLIO QUALITY

Quarterly comparison - Q1 2011 vs. Q1 2010
Gross impaired loans were $4,089 million, as at January 31, 2011, an increase of $1,381 million, or 51%, from January 31, 2010. The increase was primarily due to a $1,405 million increase related to debt securities classified as loans, partially offset by a reduction of gross impaired loans in Wholesale Banking. Impaired loans net of specific allowance were $3,357 million as at January 31, 2011 compared with $2,102 million as at January 31, 2010.
The allowance for credit losses of $2,641 million as at January 31, 2011 was composed of specific allowances of $732 million and a general allowance of $1,615 million. Specific allowances increased $126 million, or 21%, from January 31, 2010. The general allowance decreased $239 million, or 13%, from January 31, 2010. The Bank establishes a general allowance to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans or credits not yet specifically identified as impaired.

Quarterly comparison - Q1 2011 vs. Q4 2010
Gross impaired loans increased $633 million, or 18%, from October 31, 2010 due to an increase related to debt securities classified as loans. Impaired loans net of specific allowance increased $578 million from October 31, 2010.
Specific allowances increased $55 million, or 8%, as at January 31, 2011 from October 31, 2010. The general allowance decreased $17 million from October 31, 2010.

Changes in Gross Impaired Loans and Acceptances
(millions of Canadian dollars)	For the three months ended
	Jan. 31, 2011	Oct. 31, 2010	Jan. 31, 2010
Balance at beginning of period - personal, business & government	$2,253	$2,177	$2,070
Additions	776	918	1,062
Return to performing status, repaid or sold	(350)	(390)	(364)
Write-offs	(395)	(438)	(443)
Foreign exchange and other adjustments	(26)	(14)	(10)
Balance at end of period - personal, business & government	$2,258	$2,253	$2,315
Other loans
Debt securities classified as loans1	1,798	1,170	393
FDIC covered loans2	33	33	-
Balance at end of period	4,089	3,456	2,708
1	For more details on debt securities classified as loans, refer to the “How Our Businesses Performed – U.S. Personal and Commercial Banking” section of this document.
2
Loans subject to the loss share agreements with the FDIC are considered “FDIC covered loans”. The credit losses related to FDIC covered loans are determined net of the amount expected to be reimbursed by the FDIC.

Allowance for Credit Losses
(millions of Canadian dollars, except as noted)	As at
	Jan. 31, 2011	Oct. 31, 2010	Jan. 31, 2010
Specific allowance - on-balance sheet loans	$732	$677	$606
General allowance - on-balance sheet loans	1,615	1,632	1,854
Allowance for credit Losses for off-balance sheet instruments	294	278	271
Total	$2,641	$2,587	$2,731

Impaired loans net of specific allowance	$3,357	$2,779	$2,102
Net impaired loans as a percentage of net loans	1.19%	1.00%	0.80%
Provision for credit losses as a percentage of net average loans (quarterly ratio)	0.60%	0.60%	0.79%

Non-Prime Loans
As at January 31, 2011, the Bank had approximately $1.9 billion (October 31, 2010 - $1.8 billion) gross exposure to non-prime loans, which primarily consists of automotive loans originated in Canada. The credit loss rate, which is an indicator of credit quality and is defined as the average PCL divided by the average month-end loan balance, was approximately 3.62% (October 31, 2010 - approximately 5.0%) on an annual basis. The portfolio continues to perform as expected. These loans are recorded at amortized cost.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 23

EXPOSURE TO NON-AGENCY COLLATERALIZED MORTGAGE OBLIGATIONS (CMO)
Due to the acquisition of Commerce, the Bank has exposure to non-agency CMOs collateralized primarily by Alt-A and Prime Jumbo mortgages, most of which are pre-payable fixed-rate mortgages without rate reset features. At the time of acquisition, the portfolio was recorded at fair value, which became the new cost basis for this portfolio.
These securities are classified as loans and carried at amortized cost using the effective interest rate method, and are evaluated for loan losses on a quarterly basis using the incurred credit loss model. The impairment assessment follows the loan loss accounting model, where there are two types of allowances against credit losses - specific and general. Specific allowances provide against losses that are identifiable at the individual debt security level for which there is objective evidence that there has been a deterioration of credit quality, at which point the book value of the loan is reduced to its estimated realizable amount. A general allowance is established to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans not yet specifically identified as impaired. The general allowance as at January 31, 2011 was $141 million. The allowance for loan losses recognized in the first quarter of 2011 was $42 million compared to $9 million for the first quarter of 2010 and $2 million for the fourth quarter of 2010. The increase in the allowance for loan losses reflects the weakness in the U.S. housing market.
During the second quarter of 2009, the Bank re-securitized a portion of the non-agency CMO portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflect the discount on acquisition and the Bank’s risk inherent on the entire portfolio. As a result, 63% of the non-agency CMO portfolio is now rated AAA for regulatory capital reporting. The net capital benefit of the re-securitization transaction is reflected in the changes in RWA and in the securitization deductions from Tier 1 and Tier 2 capital. For accounting purposes, the Bank retained a majority of the beneficial interests in the re-securitized securities resulting in no financial statement impact. The Bank’s assessment of impairment for these reclassified securities is not impacted by a change in the credit ratings.
The market for these securities was more active compared to prior years resulting in an unrealized gain of US$291 million for the period ended January 31, 2011.
The following table discloses the fair value of the securities by vintage year:

Non-Agency Alt-A and Prime Jumbo CMO Portfolio by Vintage Year
(millions of U.S. dollars)					As at
	Alt-A		Prime Jumbo		Total
	Amortized	Fair	Amortized	Fair	Amortized	Fair
Jan. 31, 2011	cost	value	cost	value	cost	value
2003	$255	$276	$319	$335	$574	$611
2004	428	454	298	313	726	767
2005	670	730	420	430	1,090	1,160
2006	390	379	331	335	721	714
2007	602	588	339	362	941	950
Total securities net of specific allowance	$2,345	$2,427	$1,707	$1,775	$4,052	$4,202
Less: general allowance					141
Total					$3,911

Oct. 31, 2010
2003	$275	$309	$393	$424	$668	$733
2004	454	502	383	415	837	917
2005	697	769	484	509	1,181	1,278
2006	406	394	380	391	786	785
2007	616	635	375	398	991	1,033
Total securities net of specific allowance	$2,448	$2,609	$2,015	$2,137	$4,463	$4,746
Less: general allowance					160
Total					$4,303

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 24

CAPITAL POSITION

The Bank complies with the Office of the Superintendent of Financial Institutions (OSFI) guideline for calculating RWA and regulatory capital, which is based on the International Convergence of Capital Measurement and Capital Standard - A Revised Framework (Basel II) issued by the Basel Committee on Banking Supervision. OSFI's target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively. For regulatory capital purposes, the Bank’s investment in TD Ameritrade is translated using the period-end foreign exchange rate of the Bank.

Regulatory Capital Position
(millions of Canadian dollars, except as noted)	As at
	Jan. 31, 2011	Oct. 31, 2010	Jan. 31, 2010
Risk-weighted assets for:
Credit risk	$167,736	$167,297	$159,947
Market risk	3,627	4,474	4,061
Operational risk	27,872	28,139	26,636
Total risk-weighted assets	$199,235	$199,910	$190,644

Tier 1 capital	$25,384	$24,386	$21,963
Tier 1 capital ratio1	12.7%	12.2%	11.5%
Total capital2	$32,235	$31,070	$28,177
Total capital ratio3	16.2%	15.5%	14.8%
Assets-to-capital multiple4	17.1	17.5	17.6
1	Tier 1 capital ratio is calculated as Tier 1 capital divided by RWA.
2	Total capital includes Tier 1 and Tier 2 capital.
3	Total capital ratio is calculated as Total capital divided by RWA.
4
The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total adjusted capital.

As at January 31, 2011, the Bank’s Tier 1 capital ratio was 12.7%, compared with 12.2% as at October 31, 2010. The increase was primarily a result of strong earnings and common share issuance through participation in the Bank’s dividend re-investment plan and exercise of stock options. The Total capital ratio was 16.2% as at January 31, 2011, compared with 15.5% as at October 31, 2010. The increase was largely due to the same reasons noted above.
The Bank continues to maintain sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank’s internal capital generation, management of the balance sheet, and periodic issuance of capital securities.
For further details of capital, see Notes 9 and 10 to the Interim Consolidated Financial Statements. For further details of regulatory capital, see Note 11 to the Interim Consolidated Financial Statements.

FUTURE CHANGES IN BASEL
In December 2010, the Basel Committee on Banking Supervision (BCBS) published the final rules text on new international bank capital adequacy and liquidity requirements. Commonly referred to as “Basel III”, the capital proposals aim to increase the quality, quantity, transparency, and consistency of bank capital, discourage excess leverage and risk taking, and reduce procyclicality. Together with the new internationally harmonized global liquidity standards, Basel III aims to provide a regulatory framework to strengthen the resiliency of the banking sector and financial system.
In January 2011, the final rules text was supplemented by additional guidance from the BCBS regarding Non-Viability Contingent Capital (NVCC). The NVCC rules require that all capital instruments include loss absorption features. These features may require, based on the regulator's assessment of viability, a principal write-down or conversion to equity. The Basel III rules provide for a transition and phase-out for capital instruments that do not meet the Basel III requirements, including the NVCC features.
In February 2011, OSFI issued its action plan for implementation of Basel III. All banks will be required to implement the Basel III capital rules commencing in the first fiscal quarter of 2013. OSFI’s minimum requirements are expected to follow the Basel III transition plan outlined by the BCBS. Under the transition plan, changes in capital treatment for certain items as well as minimum capital ratio requirements will be phased in over the period from 2013 to 2019. The Basel III minimum capital requirements include a 4.5% common equity ratio, a 6.0% Tier 1 capital ratio, and a 8.0% total capital ratio. In addition, a capital conservation buffer of 2.5% will be required. While a bank can draw down on the 2.5% capital conservation buffer to absorb losses during periods of financial or economic stress, restrictions on earnings distributions (e.g., dividends, equity repurchases, and discretionary compensation) would be required. The amount of such restrictions is linked to the extent to which the buffer is utilized.
For TD, the new Basel III capital rules will result in higher RWA and an increase in deductions from regulatory common equity. We continue to believe that with our strong capital position today with approximately $6 billion excess capital and our ability to generate capital from our operating businesses in the next two years, we are well positioned to fully meet the Basel III capital adequacy requirements. Based on our current forecasts and understanding of the Basel III rules text, we expect our Common Equity Tier 1 (CET1) ratio as at Q1 2013 to be in the 9%-10% range. If we apply the full Basel III rules applicable in 2019 (i.e., without any transition arrangements), we expect our CET1 ratio as at Q1 2013 to be in 7%-8% range. As such, we do not anticipate a need to make significant changes to our business operations or raise additional common equity to meet the Basel III requirements.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 25

We believe that under Basel III all of TD’s outstanding non-common Tier 1 and Tier 2 capital instruments, except certain instruments issued by TD’s U.S. subsidiaries will be disqualified as regulatory capital subject to a 10 year phase-out transition period beginning in January 2013. TD announced on February 7, 2011 that, based on OSFI’s February 4, 2011 advisory which outlined OSFI’s expectations regarding the use of redemption rights triggered by regulatory event clauses in non-qualifying capital instruments, it expects to exercise a regulatory event redemption right only in 2022 in respect of the TD Capital Trust IV Notes - Series 2 outstanding at that time. As of January 31, 2011, there was $450 million in principal amount of TD Capital Trust IV Notes - Series 2 issued and outstanding. TD’s expectation is subject to a number of factors and assumptions outlined in the February 7th press release.

MANAGING RISK

EXECUTIVE SUMMARY
Financial services involve prudently taking risks to generate profitable growth. At the Bank, our goal is to earn a stable and sustainable rate of return for every dollar of risk we take, while putting significant emphasis on investing in our businesses to ensure we can meet our future growth objectives.
Our businesses and operations are exposed to a broad number of risks that have been identified and defined in our Enterprise Risk Framework. The Bank’s tolerance to those risks is defined in our Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration both the risk and business environment in which we operate. Each business is responsible for setting and aligning their individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which they are exposed. We monitor and report on individual business and enterprise level risks that could have a significant impact on the Bank.
Our risk governance structure and risk management approach have not substantially changed from that described in our 2010 Annual Report. Certain risks have been outlined below. For a complete discussion of our risk governance structure and our risk management approach, see the “Managing Risk” section in the 2010 MD&A.
The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended January 31, 2011.

CREDIT RISK
Gross credit risk exposures, measured before credit risk mitigants, are given below:

Credit Risk Exposures - Standardized and AIRB Approaches1
(millions of Canadian dollars)						As at
	Jan. 31, 2011			Oct. 31, 2010
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$14,507	$150,340	$164,847	$13,486	$146,777	$160,263
Qualifying revolving retail	-	42,941	42,941	-	40,940	40,940
Other retail	18,219	28,459	46,678	17,943	28,205	46,148
	32,726	221,740	254,466	31,429	215,922	247,351
Non-retail
Corporate	50,440	106,357	156,797	50,436	114,603	165,039
Sovereign	6,642	63,361	70,003	8,872	63,633	72,505
Bank	21,046	118,903	139,949	20,916	112,003	132,919
	78,128	288,621	366,749	80,224	290,239	370,463
Gross credit risk exposures	$110,854	$510,361	$621,215	$111,653	$506,161	$617,814
1	Gross credit risk exposures represent exposures at default (EAD) and are before the effects of credit risk mitigation. This table excludes securitization and equity exposures.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 26

MARKET RISK
The graph below discloses daily value-at-risk (VaR) usage and trading-related income1 within Wholesale Banking. For the quarter ended January 31, 2011 trading-related income was positive for 80% of the trading days. Losses in the quarter did not exceed VaR on any trading day.

1           Trading-related income is the total of trading income reported in other income and the net interest income on trading positions reported in net interest income. Trading-related revenue in the above graph excludes revenue related to changes in the fair value of loan commitments. The commitments are not included in the VaR measure as they are not managed as trading positions. In Q1 2011, there were 13 days of trading losses, with zero breaches in VaR.

The following table presents the end of quarter, average, high, and low Total VaR usage.

Value-at-Risk Usage
(millions of Canadian dollars)	For the three months ended
	Jan. 31, 2011						Oct. 31, 2010	Jan. 31, 2010
	As at	Average	High		Low		Average	Average
Interest rate and credit spread risk	$14.9	$12.3	$17.2		$7.6		$12.6	$13.1
Equity risk	5.7	5.5	6.5		4.6		7.8	8.5
Foreign exchange risk	1.6	2.9	5.9		1.1		2.5	2.5
Commodity risk	1.4	0.9	1.5		0.6		1.1	1.6
Debt specific risk	10.2	13.7	22.4		7.6		17.2	18.5
Diversification effect1	(17.3)	(16.2)	N/M	2	N/M	2	(18.9)	(20.6)
Total Value-at-Risk	$16.5	$19.1	$27.8		$10.9		$22.3	$23.6
1   The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2    Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 27

 Interest Rate Risk
The following graph shows our interest rate risk exposure (as measured by Economic Value at Risk (EVaR)) on all non-trading assets, liabilities, and derivative instruments used for interest rate risk management.

The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at January 31, 2011, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders’ equity by $115.2 million after tax. An immediate and sustained 100 bps decrease in interest rates would have reduced the economic value of shareholders’ equity by $144.8 million after tax.
The following table shows the sensitivity of the economic value of shareholders’ equity (after tax) by currency for those currencies where the Bank has material exposure.

Sensitivity of After-Tax Economic Value at Risk by Currency
(millions of Canadian dollars)						As at
	Jan. 31, 2011		Oct. 31, 2010		Jan. 31, 2010
	100 bps	100 bps	100 bps	100 bps	100 bps	100 bps
	increase	decrease	increase	decrease	increase	decrease
Canadian dollar	$(3.3)	$(81.3)	$(12.4)	$(68.1)	$(18.4)	$(42.4)
U.S. dollar	(111.9)	(63.5)	(153.0)	(48.4)	(41.6)	(103.8)
	$(115.2)	$(144.8)	$(165.4)	$(116.5)	$(60.0)	$(146.2)

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 28

LIQUIDITY RISK
As a financial organization, we must ensure that we have continued access to sufficient and suitable funding to cover our financial obligations as they come due, and to sustain and grow our assets and operations under both normal and stress conditions. In the event of a funding disruption, we need to ensure we have sufficient liquid assets to continue to function. The process that ensures adequate access to funds is known as the management of liquidity risk.
Our overall liquidity requirement is defined as the amount of liquidity we need to fund expected cash outflows, as well as a prudent liquidity reserve to fund potential cash outflows in the event of a disruption in the capital markets or other event that could affect our access to funding. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.
To define the amount of liquidity that must be held at all times for a specified minimum 90 day period, we use a conservative Severe Combined Stress Scenario test that models potential liquidity requirements and asset marketability during a confidence crisis that has been triggered in the markets specifically with respect to our ability to meet obligations as they come due. In addition to this Bank-specific event, the Severe Combined Stress Scenario also incorporates the impact of a stressed market-wide liquidity event that results in a significant reduction in access to both short- and long-term funding for all institutions, a significant increase in our cost of funds, and a significant decrease in the marketability of assets. This scenario ensures that we have sufficient liquidity to cover total requirements equal to 100% of our unsecured wholesale debt coming due, potential retail and commercial deposit run-off and drawdown of unutilized committed lines of credit, and current forecasted operational requirements. In addition, we include coverage of Bank-sponsored funding programs, such as the Bankers’ Acceptances we issue on behalf of clients, and Bank-sponsored asset-backed commercial paper (ABCP).
To meet the resulting total liquidity requirements, we hold assets that can be readily converted into cash. Assets must be currently marketable, of sufficient credit quality, and available for sale to be considered readily convertible into cash. Liquid assets are represented in a cumulative liquidity gap framework based on settlement timing and market depth. Assets that are not available without delay because they are needed for collateral or other similar purposes are not considered readily convertible into cash.
Our surplus liquid-asset position is our total liquid assets less our unsecured wholesale funding requirements, potential non-wholesale deposit run-off and line of credit utilization, and contingent liabilities coming due in a given specified time bucket. On January 31, 2011, our aggregate surplus liquid-asset position for up to 90 days, as measured under Severe Combined Stress Scenario for Canadian Personal and Commercial Banking (including domestic Wealth Management) and Wholesale Banking operations was $11.4 billion, (October 31, 2010 - $10.7 billion). The cumulative surplus liquid-asset position for U.S. Personal and Commercial Banking operations as at January 31, 2011 was $5.6 billion (October 31, 2010 - $7 billion).
We also use an Extended Liquidity Coverage Test to measure our ability to fund our operations on a fully secured basis for a period of up to one year. For the purposes of calculating the results of this test we estimate the marketability and pledging potential of available assets not considered liquid within 90 days under the Severe Combined Stress Scenario and then deduct an estimate for potential wholesale liability and deposit run-off and additional utilization of committed lines of credit over a 91 to 365 day period. On January 31, 2011, our estimate of liquid assets less requirements, as measured under the Extended Liquidity Coverage Test, for Canadian Personal and Commercial Banking and Wholesale Banking operations was $20.2 billion, (October 31, 2010 - $15.4 billion) and for U.S. Personal and Commercial Banking operations was $14.0 billion (October 31, 2010 - $13.4 billion).
While each of our major operations has responsibility for the measurement and management of its own liquidity risks, we also manage liquidity on an enterprise-wide basis in order to maintain consistent and efficient management of liquidity risk across all of our operations.
We have contingency plans in place to provide direction in the event of a specific local liquidity crisis.
Credit ratings are important to our borrowing costs and ability to raise funds. A ratings downgrade could potentially result in higher financing costs and reduce access to capital markets. A lowering of credit ratings may also affect our ability to enter into normal course derivative or hedging transactions and impact the costs associated with such transactions. We regularly review the level of increased collateral our trading counterparties would require in the event of a downgrade of the Bank’s credit rating. We believe that the impact of a one notch downgrade would be minimal and could be readily managed in the normal course of business, but more severe downgrades could have a more significant impact by increasing our cost of borrowing and/or requiring us to post additional collateral for the benefit of our trading counterparties. Credit ratings and outlooks provided by the ratings agencies reflect their views and are subject to change from time to time, based on a number of factors, including our financial strength, competitive position and liquidity as well as factors not entirely within our control, including the methodologies used by the rating agencies and conditions affecting the financial services industry generally.

Credit Ratings
As at Jan. 31, 20111
Ratings agency	Short-term debt rating	Senior long-term debt rating	Outlook
Moody’s	P-1	Aaa	negative
S&P	A-1+	AA-	positive
Fitch	F-1+	AA-	stable
DBRS	R-1 (high)	AA	stable

1   The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries’ ratings, is available on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 29

OFF-BALANCE SHEET ARRANGEMENTS

The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). We use SPEs to obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist our clients in securitizing their financial assets and to create investment products for our clients. SPEs may be organized as trusts, partnerships, or corporations and they may be formed as qualifying special purpose entities (QSPEs) or variable interest entities (VIEs). When an entity is deemed a VIE, the entity must be consolidated by the primary beneficiary. Consolidated SPEs have been presented in the Bank’s Interim Consolidated Balance Sheet.

Securitization of Bank-Originated Assets
The Bank securitizes residential mortgages, personal loans, and commercial mortgages to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet. All products securitized by the Bank were originated in Canada and sold to Canadian securitization structures or Canadian non-SPE third parties. Details of securitization exposures through significant unconsolidated SPEs, significant unconsolidated QSPEs, and Canadian non-SPE third parties are as follows:

Exposure Securitized by the Bank as an Originator1
(millions of Canadian dollars)							As at
	Jan. 31, 2011						Oct. 31, 2010
	Significant		Significant		Canadian non-		Significant		Significant		Canadian non-
	unconsolidated QSPEs		unconsolidated SPEs		SPE third-parties		unconsolidated QSPEs		unconsolidated SPEs		SPE third-parties
		Carrying		Carrying		Carrying		Carrying		Carrying		Carrying
		value of		value of		value of		value of		value of		value of
	Securitized	retained	Securitized	retained	Securitized	retained	Securitized	retained	Securitized	retained	Securitized	retained
	assets	interests	assets	interests	assets	interests	assets	interests	assets	interests	assets	interests
Residential mortgage loans	$-	$-	$22,366	$599	$21,439	$660	$-	$-	$21,721	$602	$21,722	$711
Personal loans	6,393	118	-	-	-	-	6,555	121	-	-	-	-
Commercial mortgage loans	-	-	49	-	710	6	-	-	49	-	564	3
Total exposure	$6,393	$118	$22,415	$599	$22,149	$666	$6,555	$121	$21,770	$602	$22,286	$714
1	In all the securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retained securitization exposure.

Residential Mortgage Loans
The Bank may be exposed to the risks of transferred loans to the securitization vehicles through retained interests. There are no expected credit losses on the retained interests of the securitized residential mortgages as the mortgages are all government guaranteed.

Personal Loans
The Bank securitizes personal loans through QSPEs, as well as through single-seller conduits via QSPEs. As at January 31, 2011, the single-seller conduits had $5.1 billion (October 31, 2010 - $5.1 billion) of commercial paper outstanding while another Bank-sponsored QSPE had $1.5 billion (October 31, 2010 - $1.5 billion) of term notes outstanding. While the probability of loss is negligible as at January 31, 2011, the Bank’s maximum potential exposure to loss for these conduits through the sole provision of liquidity facilities was $5.1 billion (October 31, 2010 - $5.1 billion) of which $1.1 billion (October 31, 2010 - $1.1 billion) of underlying personal loans was government insured. Additionally, the Bank had retained interests of $118 million (October 31, 2010 - $121 million) relating to excess spread.

Securitization of Third Party-Originated Assets
The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $5.2 billion as at January 31, 2011 (October 31, 2010 - $5.3 billion). Further, as at January 31, 2011, the Bank has committed to provide an additional $1.8 billion (October 31, 2010 - $1.8 billion) in liquidity facilities that can be used to support future ABCP in the purchase of deal-specific assets. As at January 31, 2011, the Bank also provided deal-specific credit enhancements in the amount of $72 million (October 31, 2010 - $73 million).

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 30

All third-party assets securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, ABCP conduits are as follows:

Exposure to Third Party-Originated Assets Securitized by Bank-Sponsored Conduits
(millions of Canadian dollars, except as noted)	As at
	Jan. 31, 2011		Oct. 31, 2010
	Exposure and	Expected	Exposure and	Expected
	Ratings profile of	weighted	Ratings profile of	weighted
	unconsolidated SPEs	average life	unconsolidated SPEs	average life
	AAA1	(years)2	AAA1	(years)2
Residential mortgage loans	$1,660	2.7	$1,637	3.0
Credit card loans	500	1.5	500	1.7
Automobile loans and leases	1,469	1.9	1,561	1.7
Equipment loans and leases	253	1.0	306	1.1
Trade receivables	1,308	2.0	1,287	2.2
Total exposure	$5,190	2.1	$5,291	2.2
1	The Bank’s total liquidity facility exposure only relates to ‘AAA’ rated assets.
2
Expected weighted-average life for each asset type is based upon each of the conduit’s remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at January 31, 2011, the Bank held $251 million (October 31, 2010 - $354 million) of ABCP issued by Bank-sponsored multi-seller and single-seller conduits within the trading securities category on its Interim Consolidated Balance Sheet.

Exposure to Third Party-Sponsored Conduits
The Bank had no exposure to U.S. third party-sponsored conduits arising from providing liquidity facilities as all liquidity facilities matured in the second quarter of fiscal 2010.
The Bank’s exposure to Canadian third party-sponsored conduits in the form of margin funding facilities as at January 31, 2011 and October 31, 2010 was not significant.

Other Investment and Financing Products
Other Financing Transactions
In April 2010, the Bank exited transactions where it provided cost-efficient financing to U.S. corporate clients through VIEs. The Bank no longer provides financing to these corporate clients under these arrangements and as at July 31, 2010, had no exposure to these VIEs.

Exposure to Collateralized Debt Obligations
Since the decision was made in 2005 to exit the structured products business, the Bank no longer originates Collateralized Debt Obligation vehicles (CDOs). The total net fair value of unfunded protection related to CDOs is ($4) million as of January 31, 2011 (October 31, 2010 - ($3) million), and represents the residual exposures before hedging. These CDOs are referenced to corporate debt securities and contain no exposure to U.S. subprime mortgages. All exposures are managed within risk limits that have been approved by the Bank’s risk management group and are hedged with various financial instruments, including credit derivatives and bonds within the trading portfolio. The Bank’s CDO positions are fair valued using valuation techniques with significant non-observable market inputs and included in Level 3 of the fair value hierarchy as described in Note 29 to the 2010 Consolidated Financial Statements.

Leveraged Finance Credit Commitments
Also included in ‘Commitments to extend credit’ in Note 31 to the 2010 Consolidated Financial Statements are leveraged finance commitments. Leveraged finance commitments are agreements that provide funding to a wholesale borrower with higher levels of debt, measured by the ratio of debt capital to equity capital of the borrower, relative to the industry in which it operates. The Bank’s exposure to leveraged finance commitments as at January 31, 2011 was not significant (October 31, 2010 - not significant).

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 31

QUARTERLY RESULTS

The following table provides summary information related to the Bank’s eight most recently completed quarters.

Quarterly Results
(millions of Canadian dollars, except as noted)	For the three months ended
	2011				2010			2009
	Jan. 31	Oct. 31	July 31	Apr. 30	Jan. 31	Oct. 31	July 31	Apr. 30
Net interest income	$3,165	$2,983	$2,921	$2,790	$2,849	$2,825	$2,833	$2,940
Non-interest income	2,295	2,034	1,823	1,977	2,188	1,893	1,834	1,385
Total revenue	5,460	5,017	4,744	4,767	5,037	4,718	4,667	4,325
Provision for credit losses	414	404	339	365	517	521	557	772
Non-interest expenses	3,193	3,263	2,966	2,953	2,981	3,095	3,045	3,051
Provision for (recovery of) income taxes	343	374	310	308	270	132	209	(8)
Non-controlling interests in subsidiaries,
net of income taxes	26	27	26	26	27	27	28	28
Equity in net income of an associated
company, net of income taxes	57	45	74	61	55	67	84	63
Net income - reported	1,541	994	1,177	1,176	1,297	1,010	912	545
Adjustments for items of note,
net of income taxes1
Amortization of intangibles2	112	115	117	123	112	116	122	127
Decrease (increase) in fair value of derivatives
hedging the reclassified available-for-sale
debt securities portfolio	(81)	8	14	(23)	(4)	73	43	134
Integration and restructuring charges
relating to the U.S. Personal and Commercial
Banking acquisitions	13	18	5	-	46	89	70	50
Decrease (increase) in fair value of credit default
swaps hedging the corporate loan book,
net of provision for credit losses	3	4	(9)	2	7	19	75	44
Recovery of income taxes due to changes in
statutory income tax rates	-	-	-	-	(11)	-	-	-
Release of insurance claims	-	-	-	-	(17)	-	-	-
General allowance increase (release) in
Canadian Personal and Commercial
Banking and Wholesale Banking3	-	-	-	(44)	-	-	46	77
Settlement of TD Banknorth
shareholder litigation	-	-	-	-	-	-	-	39
FDIC special assessment charge	-	-	-	-	-	-	35	-
Agreement with Revenue Canada Agency	-	121	-	-	-	-	-	-
Total adjustments for items of note	47	266	127	58	133	297	391	471
Net income - adjusted	1,588	1,260	1,304	1,234	1,430	1,307	1,303	1,016
Preferred dividends	49	48	49	48	49	48	49	41
Net income available to common
shareholders - adjusted	$1,539	$1,212	$1,255	$1,186	$1,381	$1,259	$1,254	$975

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.70	$1.08	$1.30	$1.31	$1.45	$1.12	$1.01	$0.59
Adjusted	1.75	1.39	1.44	1.37	1.61	1.47	1.47	1.15
Diluted earnings per share
Reported	1.69	1.07	1.29	1.30	1.44	1.12	1.01	0.59
Adjusted	1.74	1.38	1.43	1.36	1.60	1.46	1.47	1.14
Return on common shareholders’ equity	15.5%	9.7%	12.2%	13.0%	14.0%	11.0%	9.7%	5.6%
1	For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2
Effective first quarter 2011, amortization of software is included in amortization of intangibles. For the purpose of the items of note only, software amortization is excluded from the amortization of intangibles.

3	Effective November 1, 2009, TD Financing Services (formerly VFC Inc.) aligned their loan loss methodology with that used for all other Canadian Personal and Commercial Banking retail loans; any general provisions resulting from the revised methodology are included in “General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking.”

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 32

ACCOUNTING POLICIES AND ESTIMATES

The Bank’s unaudited Interim Consolidated Financial Statements, presented on pages 40 to 57 of this Report to Shareholders, have been prepared in accordance with GAAP. These Interim Consolidated Financial Statements should be read in conjunction with the Bank’s 2010 Consolidated Financial Statements. The accounting policies used in the preparation of these Interim Consolidated Financial Statements are consistent with those used in the Bank’s 2010 Consolidated Financial Statements.

Critical Accounting Estimates
The critical accounting estimates remain unchanged from those disclosed in the Bank’s 2010 Annual Report.

Future Changes in Accounting Policies

Transition to International Financial Reporting Standards in Fiscal 2012
Canadian GAAP for publicly accountable entities will be replaced by International Financial Reporting Standards (IFRS), effective for interim and annual periods beginning in the first quarter of fiscal 2012. The annual and interim fiscal 2012 Consolidated Financial Statements will include an IFRS opening Consolidated Balance Sheet as at November 1, 2010 (IFRS opening Consolidated Balance Sheet), fiscal 2011 comparatives, related transitional reconciliations and note disclosures.
IFRS uses a conceptual framework similar to Canadian GAAP; however, certain differences exist related to items such as recognition, measurement, and disclosure that could significantly impact the Bank’s accounting policies and related business processes. The Bank is continuing its assessment of the full impact of its transition to IFRS as further discussed below.

a) IFRS Transition Program Summary
To manage the transition to IFRS, the Bank implemented a comprehensive, enterprise-wide program supported by a formal governance framework. The key elements of the IFRS transition program include developing a project governance framework, updating accounting policies, preparing financial statements, building financial reporting expertise, identifying impact on business processes and information technology; implementing internal controls over financial reporting (ICFR), and implementing appropriate disclosure controls and procedures (DC&P), including investor relations and communication plans. The Bank’s implementation plan consists of the following phases: (i) Program Initiation and Planning; (ii) Detailed Assessment; (iii) Design and Solution Development; and (iv) Implementation.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 33

KEY ACTIVITIES AND MILESTONES		RELATED PHASE		STATUS
1. Project Governance Framework
Establish program structure and raise awareness, including the following:		Program Initiation and Planning; Detailed Assessment	•	All milestones have been completed.
• • • •
Form Steering Committee and project teams, which consist of Finance, Technology, Internal Audit, and Program Office.
Establish progress reporting protocols and project management practices.
Determine processes for consensus of key decisions and project oversight.
Hold IFRS overview sessions at various levels within the Bank.

•
The Steering Committee is kept informed of project status and key policy decisions. The Audit Committee receives regular updates. External advisors have been engaged to assist with certain elements of IFRS analysis. The Bank’s external stakeholders, OSFI and the external auditors are kept apprised of the progress of the project.

2. Accounting Policies
•	Perform a detailed comparison of IFRS to Canadian GAAP to determine the impact to the Bank’s accounting policies.	Detailed Assessment	• •
Key differences between IFRS and Canadian GAAP have been identified  (see Summary of Key Differences below).
Other differences between IFRS and Canadian GAAP, which are expected to have a lower impact and require limited changes to business processes have also been identified (see Summary of Other Differences below).

•	Analyze and determine ongoing policies where alternatives are permitted.	Detailed Assessment; Design and Solution Development	•	The Bank has analyzed the available alternatives for the majority of its significant accounting policies and has completed a preliminary assessment on which alternatives it will select.
•	Analyze and determine which IFRS 1, First-time Adoption of International Financial Reporting Standards (IFRS 1) exemptions will be taken on transition to IFRS.		•	The Bank has analyzed the available IFRS 1 exemptions and has completed an assessment on certain of the exemptions it expects to apply on transition (see First-Time Adoption of IFRS below).
•	Identify the tax implications resulting from first-time adoption decisions and ongoing accounting policy differences.		•	The Bank is assessing the tax impacts related to its first-time adoption decisions and transitional adjustments to IFRS, and the on-going tax impacts of accounting policy differences.
•	Implement revisions to key accounting policies.	Implementation	•	Technical accounting analyses have been completed for all IFRS standards that are expected to impact the Bank. Key accounting policies requiring revisions have been identified.
3. Financial Statement Preparation and Reporting
•	Identify significant changes in note disclosures and financial statement presentation.	Detailed Assessment; Design and Solution Development	•	Significant changes in note disclosures and financial statement presentation have been identified, drafts have been prepared and data requirements are being assessed and gathered.
•	Assess the impact of transition on the IFRS opening Consolidated Balance Sheet.	Design and Solution Development	•
An analysis of the impact to the Bank’s IFRS opening Consolidated Balance Sheet has been prepared for internal review. This analysis may change as the Bank finalizes its IFRS 1 exemption options and accounting policy decisions and reviews all data to ensure its accuracy.

•	Perform data gathering and prepare IFRS opening Consolidated Balance Sheet and comparative financial information, including related transitional reconciliations and note disclosures.	Implementation	• •
Processes have been established to gather data to prepare the Bank’s IFRS opening Consolidated Balance Sheet.  A preliminary draft of the opening Consolidated Balance Sheet has been prepared for internal review.  We anticipate this draft to change as the Bank finalizes its IFRS 1 exemption options and accounting policy decisions throughout fiscal 2011.
Preliminary drafts of the transitional reconciliations from Canadian GAAP to IFRS and related note disclosures, as required by IFRS 1, are being prepared for internal review.

•	Report IFRS Consolidated Financial Statements, including an IFRS opening Consolidated Balance Sheet, transitional reconciliations and related note disclosures.		•	To be effective for the interim and annual periods beginning in the first quarter of 2012.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 34

4. Financial Reporting and IFRS Expertise
•  Staff the program with an appropriate level of IFRS financial reporting expertise and project management experience.
•  Provide IFRS training to key finance and operational staff, including business process owners.
•  Provide education to management, Steering Committee, and Audit
   Committee regarding IFRS implications.

Detailed Assessment; Design and Solution Development
•  All milestones have been completed.
•  A project team consisting of IFRS subject matter experts, finance and operational staff and project managers has been engaged.
•  IFRS training has been provided to key internal stakeholders and continues to be provided as required.

• Launch a finance-wide IFRS training program.	Design and Solution Development
•  Finance-wide professional development training sessions on technical IFRS topics continue to be provided.
   The Bank also holds regular IFRS information sessions with members of the Steering Committee, Audit Committee, senior executives, and certain stakeholders.
•  Guidance on specific issues will continue to be provided to impacted finance and operational personnel.

5. Business Impacts
• Identify significant business impacts of the transition to IFRS, including forecasting processes, compensation arrangements, regulatory capital, hedging activities, and other material contracts.	Detailed Assessment; Implementation
•  IFRS impacts will be layered into the Bank’s forecasting and capital processes.
•  Significant impacts to the Bank’s compensation arrangements are not anticipated.
•  Process and system changes have been completed to address changes to the Bank’s hedging activities, largely due to the impact of securitized assets that no longer qualify for derecognition under IFRS.

• Identify the impacts of IFRS on the Bank’s external clients adopting IFRS, and the impact to their financial statements and loan covenants.
•  The Bank is reviewing disclosures and other available information related to potential changes in financial statements of external clients, who are adopting IFRS, in order to assess the potential impact on the Bank’s lending practices.
   This will continue through fiscal 2011.

6. Information Technology
•  Identify changes required to information technology systems and design processes to prepare an IFRS opening Consolidated Balance Sheet.
•  Determine a solution for capturing financial information under Canadian GAAP and IFRS during fiscal 2011.
•Design, develop and test related process and technology changes.

Detailed Assessment; Design and Solution Development
•  A solution for capturing financial information under Canadian GAAP and IFRS during fiscal 2011 was designed and developed.
•  A reporting environment has been implemented to track all transition adjustments from Canadian GAAP to
   IFRS and to produce the IFRS opening Consolidated Balance Sheet, fiscal 2011 comparatives, related transitional reconciliations and note disclosures.

• Test other new processes and information technology.	Implementation	• Testing of other new processes and technology changes, including the IFRS hedging processes and systems is currently underway.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 35

KEY ACTIVITIES AND MILESTONES	RELATED PHASE	STATUS
7. Control Activities: ICFR and DC&P; Including Investor Relations and Communications Plans
•  Identify and update changes in internal controls based on required process and technology changes.
•  For all significant changes to policies and procedures identified, assess effectiveness of ICFR and DC&P and implement any necessary changes.
•  Design and implement internal controls over the IFRS transition process.

Design and Solution Development; Implementation
•  Stakeholder involvement has commenced in the design and implementation of controls and procedures for both the
   IFRS transition process and other changes that will have an on-going impact, as a result of transition.

• Design a communication plan to convey impacts of the transition to IFRS to external stakeholders.		• The Bank continues to assess its communication plan regarding the anticipated effects of IFRS transition to certain external stakeholders.
• Communicate impact of the IFRS transition to external stakeholders.		• Communication will continue to be made through the quarterly and annual reports, with further detail being provided as key accounting policy and implementation decisions are made.

b) First-Time Adoption of IFRS
Accounting changes resulting from the transition to IFRS will generally be reflected in the Bank’s IFRS opening Consolidated Balance Sheet on a retrospective basis. Where transition has been accounted for on a retrospective basis, the IFRS opening Consolidated Balance Sheet will be presented as if IFRS had always been applied and adjustments for any differences between Canadian GAAP and IFRS will affect IFRS opening retained earnings. Initial elections upon adoption of IFRS (IFRS 1) specify certain mandatory exceptions to the retrospective application of certain standards, and permit exemption options for certain other standards. For the Bank, there are significant exemption options available in the areas of accounting for the following: (i) Employee Future Benefits, (ii) Business Combinations, (iii) Designation of Financial Instruments, and (iv) Currency Translation. The application of certain of these exemptions will have an impact on the Bank’s IFRS opening retained earnings and may also impact accounting in periods subsequent to transition to IFRS. These exemptions, coupled with certain other elections will also have an impact on the Bank’s regulatory capital. However, OSFI has issued guidance which permits the Bank to phase-in the impact of IFRS on Tier 1 capital over a five-quarter period beginning in first quarter of 2012. The Bank has prepared preliminary estimates of the impact of the significant exemption options it expects to use based on the most current information available. These estimates may change significantly as the Bank finalizes its IFRS 1 elections and as further information becomes available.

The significant exemption options are summarized in the table below:

AREA OF IFRS	SIGNIFICANT EXEMPTION OPTIONS AND DECISIONS
Employee Future Benefits
The Bank may elect under IFRS 1 to recognize any unamortized actuarial gains or losses in its IFRS opening retained earnings. The Bank will elect to use this exemption option. Unamortized actuarial losses under Canadian GAAP as at October 31, 2010 (which are measured as at July 31, 2010) were approximately $1.2 billion pre-tax ($880 million after-tax). This item will reduce Tier 1 capital. The unamortized actuarial loss that the Bank will recognize in its IFRS opening retained earnings may differ from this amount as it is measured at November 1, 2010.

Business Combinations
The Bank may elect not to apply IFRS 3, Business Combinations (IFRS 3) to all business combinations that occurred before the date of transition to IFRS, or select a date prior to the date of transition and apply IFRS 3 to all business combinations occurring after that date. The Bank is considering the use of this exemption option and may select a date prior to the date of transition and apply IFRS 3 to all business combinations occurring after that date. Should the Bank apply this exemption option, there may be a difference in the purchase price as determined under IFRS versus that as previously determined under Canadian GAAP due to certain differences such as the measurement of share consideration and in the accounting for intangible assets, transaction costs and restructuring charges as further discussed below. These differences will result in a potential reduction to goodwill and shareholders’ equity. This reduction is solely related to accounting differences between IFRS and Canadian GAAP and is not expected to result in a material impact to net Tier 1 capital.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 36

AREA OF IFRS	SIGNIFICANT EXEMPTION OPTIONS AND DECISIONS
Designation of Financial Instruments
Under IAS 39, Financial Instruments: Recognition and Measurement, entities are permitted to make certain designations only upon initial recognition. IFRS 1 provides entities with an opportunity to make these designations on the date of transition to IFRS. Specifically, on transition, IFRS 1 permits the Bank to a) make an available-for-sale designation for financial assets and, b) designate any financial asset or financial liability as at fair value through profit or loss provided the asset or liability meets certain criteria specified under IFRS at that date. The Bank has determined that it will re-designate certain of its financial assets to available-for-sale or fair value through profit or loss on transition.

Currency Translation
The Bank may elect to reclassify all cumulative translation differences in accumulated other comprehensive income into retained earnings on transition. The Bank will elect to use this exemption option, however the amount to be reclassified will not be known with certainty until all adjustments for initial elections on adoption of IFRS and for differences between Canadian GAAP and IFRS are recorded in the IFRS opening retained earnings.

The Bank’s cumulative translation difference recorded in accumulated other comprehensive income as at October 31, 2010 under Canadian GAAP was approximately $2.9 billion, which would be a reclassification within shareholders’ equity that has no impact on the Bank’s Tier 1 capital.

c) Summary of Key Differences
Key differences identified between IFRS and Canadian GAAP include (i) Derecognition of Financial Instruments (securitizations), (ii) Consolidations, (iii) Business Combinations, and (iv) Employee Future Benefits. The Bank has prepared preliminary estimates of the impact of certain of the key differences identified between IFRS and Canadian GAAP. These estimates may change as further information becomes available and such changes may be significant. The key differences are summarized below:

ACCOUNTING POLICY AREA	KEY DIFFERENCES IN ACCOUNTING TREATMENT	POTENTIAL KEY IMPACTS
Derecognition of Financial Instruments (securitizations)
Canadian GAAP
Under Canadian GAAP, derecognition is based on whether the Bank surrenders control over transferred assets.

IFRS
Under IFRS, derecognition is primarily based on whether the Bank transfers substantially all the risks and rewards of ownership.

Analysis
The model used for derecognition of financial assets under IFRS differs significantly from Canadian GAAP. As a result, the Bank expects most transfers of financial assets that previously qualified for derecognition under Canadian GAAP to no longer qualify for derecognition under IFRS. Such assets will be reported on the Bank’s Consolidated Balance Sheet on transition to IFRS, resulting in an increase in total assets and total liabilities. For example, under IFRS, the Bank does not expect its transfers of mortgage loans through the Canada Mortgage Bond Programs to qualify for derecognition. With these transfers accounted for as financing transactions, the Bank will no longer realize securitization gains or losses on the transfer of mortgages. On transition, IFRS opening retained earnings will reflect the impact of accounting for prior years’ transfers as financing transactions, rather than sales. Should transferred financial assets remain on the Consolidated Balance Sheet under IFRS, the Bank’s risk management and asset and liability management strategies may be affected. The Bank continues to assess the impact of this IFRS difference as well as any impact this difference may have on the Bank’s regulatory capital.

In December, 2010, the IASB issued certain amendments to IFRS 1. As a result of these amendments, the Bank is required to apply the derecognition requirements in IAS 39, Financial Instruments: Recognition and Measurement upon its transition to IFRS on a prospective basis, however, IFRS 1 permits an election for the Bank to select a date from which to apply the requirements retrospectively. In February 2011, OSFI issued a statement requiring the application of the derecognition requirements in IAS 39 on a prospective basis for transactions occurring on or after January 1, 2004. The Bank has analyzed the implications of both the IASB amendments and the OSFI statement and expects to apply the derecognition requirements in IAS 39 from January 1, 2004 onwards.

Expected impact to IFRS opening Consolidated Balance Sheet
The Bank estimates an increase to its IFRS opening Consolidated Balance Sheet of approximately $50 billion in total assets and liabilities. An adjustment to IFRS opening retained earnings is also expected as previously recognized gains or losses on certain securitization transactions that do not qualify for derecognition under IFRS would be reversed. The reversal of gains or losses will have an impact to Tier 1 capital.

Future changes in standard
The IASB is considering potential changes to IFRS in this area. Final guidance is expected in 2011. It is unlikely that adoption of these changes would be mandatory until after the Bank transitions to IFRS.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 37

ACCOUNTING POLICY AREA	KEY DIFFERENCES IN ACCOUNTING TREATMENT	POTENTIAL KEY IMPACTS

Consolidation
Canadian GAAP
Under Canadian GAAP, the consolidation of a SPE is based on whether the Bank is exposed to a majority of a SPE’s expected losses or entitled to a majority of the SPE’s expected residual returns, or both. In addition, Canadian GAAP provides an exemption with respect to consolidation of SPEs structured as QSPEs where certain conditions are met.

IFRS
Under IFRS, the consolidation of SPEs is based on whether the Bank has control over an SPE. In addition, under IFRS there is no concept of QSPEs.

Analysis
As a result, upon transition to IFRS, the Bank expects to consolidate certain SPEs that are currently not consolidated under Canadian GAAP. Consolidation of any previously unconsolidated entities results in potentially increased assets, liabilities, and non-controlling interest. Additionally, it could result in the reversal of previously recognized gains or losses in IFRS opening retained earnings on transactions undertaken with these entities. The Bank is in the process of assessing the regulatory capital impacts resulting from incremental consolidation of SPEs under IFRS. In addition, consolidation of previously unconsolidated entities may change asset and liability positions, which may in turn affect the Bank’s hedging strategies.

Expected impact to IFRS opening Consolidated Balance Sheet
Increases in non-controlling interests and changes to retained earnings may be recorded as a result of this difference.

Future changes in standard
The IASB is considering potential changes to IFRS in this area. One of the proposed changes is a new definition of control, which may further impact the number of entities the Bank would be required to consolidate in its Consolidated Financial Statements. Final guidance is not expected until late 2011. It is unlikely that adoption of these changes would be mandatory until after the Bank transitions to IFRS.

Employee Future Benefits
Canadian GAAP
Canadian GAAP does not differentiate between accounting for vested and unvested cost of plan amendments, amortizing both over the expected average remaining service life of active plan members. In addition, it permits two accounting policy choices regarding actuarial gains and losses. The Bank’s accounting policy is to amortize the excess, if any, of the net actuarial gain or loss over 10% of the greater of a projected benefit obligation and the fair value of plan assets over the expected average remaining service life of active plan members.

IFRS
Under IFRS, the cost of plan amendments are recognized immediately if they relate to vested benefits; otherwise, they are recognized over the remaining vesting period. The Bank’s accounting method for actuarial gains and losses under Canadian GAAP is one of the accounting policy choices permitted under IFRS.

Analysis
As a result of the difference related to costs of plan amendments, upon transition to IFRS, the Bank will be required to recognize costs of plan amendments that are vested when those benefits are granted and recognize the expense for unvested benefits at a faster rate than under Canadian GAAP. The Bank expects that the policy for accounting for actuarial gains and losses will not change on transition to IFRS.

Expected impact to IFRS opening Consolidated Balance Sheet
In addition to the impact of the IFRS 1 exemption option as discussed above, the Bank also expects an impact related to its unamortized prior service costs as of November 1, 2010. This Canadian GAAP, IFRS difference is expected to result in a reduction to retained earnings with a corresponding adjustment to assets and liabilities.

Future changes in standard
The IASB is considering changes to the accounting for employee future benefits, which are not expected to be finalized until 2011. It is likely that adoption of these changes would not be mandatory until after the Bank transitions to IFRS.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 38

ACCOUNTING POLICY AREA	KEY DIFFERENCES IN ACCOUNTING TREATMENT	POTENTIAL KEY IMPACTS

Business Combinations
Canadian GAAP
Measurement of share consideration
Shares issued as consideration are measured at the market share price over a reasonable period before and after the date the terms of the business combination are agreed to and announced.
Restructuring Costs
Costs of an acquirer’s plan to exit an activity or to involuntarily terminate or relocate employees are recognized as a liability in the purchase price allocation.
Acquisition-related costs
Direct related to the acquisition (i.e. finders fees, advisory, legal, etc.) are included in the purchase price allocation.

IFRS
Measurement of purchase price
Shares issued as consideration are measured at their market share price at the acquisition closing date.
Restructuring Costs
Costs are generally expensed as incurred and not included in the purchase price allocation.
Acquisition-related costs
Costs are expensed as incurred and not included in the purchase price allocation.

Analysis
IFRS 3, Business Combinations provides guidance on the recognition and measurement of business combinations that differ from the guidance under current Canadian GAAP. IFRS 3 provides greater emphasis on fair value measurement for items such as non-controlling interests and contingent consideration payments.
These differences will impact the purchase price allocation, including the amount of goodwill recorded by the Bank.

Expected impact to IFRS opening Consolidated Balance Sheet (including the impact of certain IFRS 1 exemption options; see estimated impact in First-time Adoption of IFRS above)

d) Summary of Other Differences
Below are selected additional changes in accounting policies, which the Bank expects to have a lower impact on its Consolidated Financial Statements and which require limited process change.

ACCOUNTING POLICY AREA	OTHER DIFFERENCES IN ACCOUNTING TREATMENT
Provisions and Contingent Liabilities
IFRS requires a provision to be recognized when it is more likely than not that an outflow of resources will be required to settle the obligation, while a provision is recorded when it is probable that an outflow of resources will be required under Canadian GAAP. IFRS also requires a provision to be recognized when a contract becomes onerous, while Canadian GAAP only requires recognition of such a liability in certain situations. The Bank is continuing to review all potential obligations to determine if any additional provisions are required.

Share-based Payments
Under IFRS, the cost of share-based payments is recognized over the period that an employee provides the service to earn the award. This period is generally equal to the vesting period, and may include a period prior to the grant date. Under Canadian GAAP, the Bank does not recognize an expense before the grant date.

Impairment of Long-lived Assets
IFRS requires a one-step impairment test for identifying and measuring impairment, comparing an asset’s carrying value to the higher of its value in use and fair value less cost to sell. Under Canadian GAAP, an impairment analysis based on discounted cash flows is completed only if the asset’s undiscounted cash flows are below its carrying value.

Previously recognized impairment losses must be reversed when a change in circumstances indicates that the impairment has been reduced, other than for goodwill and indefinite-lived intangible assets. Reversals of impairment losses are not permitted under Canadian GAAP.

IFRS generally requires additional disclosures than under Canadian GAAP. As a result, the Bank expects to have additional disclosures, particularly with respect to related party transactions, insurance, provisions, financial instruments and income taxes; along with the IFRS transitional disclosures. In addition, classification and presentation may be different for some balance sheet and income statement items. The Bank is currently analyzing the overall impact of the classification and presentation changes on its Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 39

e) Other Developments to IFRS
The IASB continues to make changes to IFRS to improve the overall quality of financial reporting. A number of the potential areas of change are mentioned above. In addition, the IASB has a number of other important ongoing standard setting projects. These projects will address such matters as accounting for income taxes, leases, provisions and contingent liabilities, and disclosures pertaining to various topics, among other items.
The IASB is also in the process of considering significant changes to accounting guidance on financial instruments, including hedge accounting and other financial instruments topics such as impairment of financial assets. It is likely that these changes will not be mandatory for the Bank until after transition. A new standard dealing with classification and measurement of financial assets has already been released by the IASB. However, this new standard will not be adopted by the Bank until their mandatory date of fiscal 2014.
The Bank is actively monitoring all of the IASB’s projects that are relevant to the Bank’s financial reporting and accounting policies and adjusting its IFRS project plan accordingly.
The differences identified in this transitional disclosure should not be regarded as an exhaustive list and other changes may result from the transition to IFRS. Furthermore, the disclosed impacts of the transition to IFRS reflect the most recent assumptions, estimates and expectations, including the assessment of the IFRS expected to be applicable at the time of transition. As a result of changes in circumstances, such as economic conditions or operations, and the inherent uncertainty from the use of assumptions, the actual impacts of the transition to IFRS may be different than those presented above.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the most recent interim period, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

LIMITATION ON SCOPE OF DESIGN
Management has limited the scope of the design of the Bank’s disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR) to exclude the controls, policies and procedures of The South Financial Group, Inc., the results of which are included in the Interim Consolidated Financial Statements of the Bank for the period ended January 31, 2011. As at September 30, 2010, the date of acquisition, The South Financial Group, Inc. contributed $6.6 billion of loans and $9 billion of deposits to the Bank’s Consolidated Balance Sheet. The scope limitation is in accordance with Canadian and U.S. securities laws, which allow an issuer to limit its design of DC&P (in the case of Canadian securities laws) and ICFR to exclude the controls, policies and procedures of a business acquired not more than 365 days before the last day of the period covered by the interim filings. The South Financial Group, Inc. constituted 1.5% of the total consolidated assets and less than 1% of the total consolidated net income as at and for the period ended January 31, 2011. The results are included with TD Bank, N.A. and are reported in the U.S. Personal and Commercial Banking segment.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 40

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(millions of Canadian dollars, except as noted)	As at
	Jan. 31	Oct. 31
	2011	2010
ASSETS
Cash and due from banks	$2,609	$2,574
Interest-bearing deposits with banks	17,633	19,136
	20,242	21,710
Securities (Note 2)
Trading (Note 4)	63,922	59,542
Available-for-sale	106,604	102,355
Held-to-maturity	7,707	9,715
	178,233	171,612
Securities purchased under reverse repurchase agreements	49,429	50,658
Loans
Residential mortgages	76,115	71,507
Consumer instalment and other personal	101,073	100,880
Credit card	8,977	8,870
Business and government (Note 4)	84,385	83,481
Debt securities classified as loans	6,907	7,591
	277,457	272,329
Allowance for loan losses (Note 3)	(2,347)	(2,309)
Loans, net of allowance for loan losses	275,110	270,020
Other
Customers’ liability under acceptances	7,822	7,757
Investment in TD Ameritrade	5,277	5,485
Derivatives (Note 7)	40,484	51,675
Goodwill	14,212	14,460
Other intangibles	2,344	2,093
Land, buildings, and equipment	3,837	4,247
Current income tax receivable	350	-
Future income tax assets	52	-
Other assets	18,976	19,828
	93,354	105,545
Total assets	$616,368	$619,545
LIABILITIES
Deposits
Personal	$251,867	$249,251
Banks	10,241	12,508
Business and government	152,914	145,221
Trading	23,436	22,991
	438,458	429,971
Other
Acceptances	7,822	7,757
Obligations related to securities sold short	24,307	23,695
Obligations related to securities sold under repurchase agreements	25,217	25,426
Derivatives (Note 7)	44,729	53,685
Current income tax payable	-	352
Future income tax liabilities	-	460
Other liabilities	19,731	21,316
	121,806	132,691
Subordinated notes and debentures (Note 9)	12,534	12,506
Liability for preferred shares	582	582
Non-controlling interests in subsidiaries	1,464	1,493
SHAREHOLDERS’ EQUITY
Common shares (millions of shares issued and outstanding: Jan. 31, 2011 - 883.1 and Oct. 31, 2010 - 879.7) (Note 10)	16,975	16,730
Preferred shares (millions of shares issued and outstanding: Jan. 31, 2011 - 135.8 and Oct. 31, 2010 - 135.8) (Note 10)	3,395	3,395
Treasury shares - common (millions of shares held: Jan. 31, 2011 - (1.0) and Oct. 31, 2010 - (1.2)) (Note 10)	(82)	(91)
Treasury shares - preferred (millions of shares held: Jan. 31, 2011 - nil and Oct. 31, 2010 - nil) (Note 10)	(1)	(1)
Contributed surplus	294	305
Retained earnings	21,914	20,959
Accumulated other comprehensive income (loss) (Note 12)	(971)	1,005
	41,524	42,302
Total liabilities and shareholders’ equity	$616,368	$619,545
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 41

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended
	Jan. 31	Jan. 31
	2011	2010
Interest income
Loans	$3,467	$3,257
Securities
Dividends	218	206
Interest	837	710
Deposits with banks	102	154
	4,624	4,327
Interest expense
Deposits	1,100	1,169
Subordinated notes and debentures	173	167
Preferred shares and capital trust securities	7	17
Other	179	125
	1,459	1,478
Net interest income	3,165	2,849
Non-interest income
Investment and securities services	668	600
Credit fees	173	172
Net securities gains (losses)	60	17
Trading income (loss)	135	286
Service charges	392	424
Loan securitizations (Note 5)	103	132
Card services	219	197
Insurance, net of claims	308	264
Trust fees	39	34
Other income (loss)	198	62
	2,295	2,188
Total revenue	5,460	5,037
Provision for credit losses (Note 3)	414	517
Non-interest expenses
Salaries and employee benefits	1,668	1,528
Occupancy, including depreciation	320	299
Equipment, including depreciation	195	195
Amortization of other intangibles	175	149
Restructuring costs (Note 15)	-	17
Marketing and business development	113	125
Brokerage-related fees	81	71
Professional and advisory services	212	149
Communications	64	61
Other	365	387
	3,193	2,981
Income before income taxes, non-controlling interests in subsidiaries,
and equity in net income of an associated company	1,853	1,539
Provision for (recovery of) income taxes	343	270
Non-controlling interests in subsidiaries, net of income taxes	26	27
Equity in net income of an associated company, net of income taxes	57	55
Net income	1,541	1,297
Preferred dividends	49	49
Net income available to common shareholders	$1,492	$1,248
Average number of common shares outstanding (millions) (Note 16)
Basic	879.3	859.3
Diluted	883.7	864.2
Earnings per share (Canadian dollars) (Note 16)
Basic	$1.70	$1.45
Diluted	1.69	1.44
Dividends per share (Canadian dollars)	0.61	0.61
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 42

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended
	Jan. 31	Jan. 31
	2011	2010
Common shares (Note 10)
Balance at beginning of period	$16,730	$15,357
Proceeds from shares issued on exercise of stock options	93	74
Shares issued as a result of dividend reinvestment plan	152	126
Balance at end of period	16,975	15,557
Preferred shares (Note 10)
Balance at beginning of period	3,395	3,395
Shares issued	-	-
Balance at end of period	3,395	3,395
Treasury shares - common (Note 10)
Balance at beginning of period	(91)	(15)
Purchase of shares	(515)	(505)
Sale of shares	524	476
Balance at end of period	(82)	(44)
Treasury shares - preferred (Note 10)
Balance at beginning of period	(1)	-
Purchase of shares	(63)	(6)
Sale of shares	63	4
Balance at end of period	(1)	(2)
Contributed surplus
Balance at beginning of period	305	336
Net premium (discount) on sale of treasury shares	3	20
Stock options (Note 13)	(14)	(11)
Balance at end of period	294	345
Retained earnings
Balance at beginning of period	20,959	18,632
Net income	1,541	1,297
Common dividends	(537)	(524)
Preferred dividends	(49)	(49)
Balance at end of period	21,914	19,356
Accumulated other comprehensive income (loss) (Note 12)
Balance at beginning of period	1,005	1,015
Other comprehensive income (loss) for the period	(1,976)	(148)
Balance at end of period	(971)	867
Retained earnings and accumulated other comprehensive income	20,943	20,223
Total shareholders’ equity	$41,524	$39,474

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars)	For the three months ended
	Jan. 31	Jan. 31
	2011	2010
Net income	$1,541	$1,297
Other comprehensive income (loss), net of income taxes
Change in unrealized gains (losses) on available-for-sale securities, net of hedging activities1	(294)	107
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities2	5	6
Net change in unrealized foreign currency translation gains (losses) on investments in subsidiaries,
net of hedging activities3,4	(546)	(322)
Change in net gains (losses) on derivative instruments designated as cash flow hedges5	(975)	373
Reclassification to earnings of net losses (gains) on cash flow hedges6	(166)	(312)
	(1,976)	(148)
Comprehensive income (loss) for the period	$(435)	$1,149
1	Net of income tax recovery of $113 million for the three months ended January 31, 2011 (three months ended January 31, 2010 - income tax provision of $57 million).
2	Net of income tax recovery of $3 million for the three months ended January 31, 2011 (three months ended January 31, 2010 - income tax recovery of $2 million).
3	Net of income tax provision of $101 million for the three months ended January 31, 2011 (three months ended January 31, 2010 - income tax provision of $50 million).
4
Includes $281 million of after-tax gains for the three months ended January 31, 2011 (three months ended January 31, 2010 - after-tax gains of $185 million), arising from hedges of the Bank's investment in foreign operations.

5	Net of income tax recovery of $431 million for the three months ended January 31, 2011 (three months ended January 31, 2010 - income tax provision of $163 million).
6	Net of income tax provision of $75 million for the three months ended January 31, 2011 (three months ended January 31, 2010 - income tax provision of $136 million).

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 43

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended
	Jan. 31	Jan. 31
	2011	2010
Cash flows from (used in) operating activities
Net income	$1,541	$1,297
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses (Note 3)	414	517
Restructuring costs (Note 15)	-	17
Depreciation	113	143
Amortization of other intangibles	175	149
Net securities losses (gains)	(60)	(17)
Net gain on securitizations (Note 5)	(62)	(82)
Equity in net income of an associated company	(57)	(55)
Non-controlling interests	26	27
Future income taxes	(55)	138
Changes in operating assets and liabilities
Current income taxes receivable and payable	(702)	(339)
Interest receivable and payable	(269)	(204)
Trading securities	(4,380)	941
Derivative assets	11,191	3,018
Derivative liabilities	(8,956)	(2,549)
Other	(2,389)	(1,196)
Net cash from (used in) operating activities	(3,470)	1,805
Cash flows from (used in) financing activities
Change in deposits	8,487	10,656
Change in securities sold short	612	1,561
Change in securities sold under repurchase agreements	(209)	1,460
Issue of subordinated notes and debentures (Note 9)	1,000	-
Repayment of subordinated notes and debentures (Note 9)	(1,000)	-
Repayment or redemption of liability for preferred shares and capital trust securities	-	(895)
Translation adjustment on subordinated notes and debentures issued in a foreign currency and other	28	(1)
Common shares issued	70	56
Sale of treasury shares	590	500
Purchase of treasury shares	(578)	(511)
Dividends paid	(434)	(447)
Net cash from financing activities	8,566	12,379
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	1,503	(4,055)
Activity in available-for-sale and held-to-maturity securities
Purchases	(17,418)	(16,586)
Proceeds from maturities	8,346	6,756
Proceeds from sales	6,623	5,993
Net change in loans, net of securitizations	(8,688)	(3,762)
Proceeds from loan securitizations (Note 5)	3,078	2,319
Net purchases of premises and equipment	297	(26)
Securities purchased under reverse repurchase agreements	1,229	(4,738)
Net cash used in investing activities	(5,030)	(14,099)
Effect of exchange rate changes on cash and cash equivalents	(31)	(18)
Net increase in cash and cash equivalents	35	67
Cash and cash equivalents at beginning of period	2,574	2,414
Cash and cash equivalents at end of period, represented by cash and due from banks	$2,609	$2,481
Supplementary disclosure of cash flow information
Amount of interest paid during the period	$1,764	$1,710
Amount of income taxes paid during the period	1,011	479
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 44

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
These Interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application as The Toronto-Dominion Bank’s (the Bank’s) audited Consolidated Financial Statements for the year ended October 31, 2010 (2010 Consolidated Financial Statements).
Under GAAP, additional disclosures are required in the annual financial statements and accordingly, these Interim Consolidated Financial Statements should be read in conjunction with the 2010 Consolidated Financial Statements and the accompanying notes included on pages 90 to 141 of the Bank’s 2010 Annual Report and the shaded sections of the 2010 Management’s Discussion and Analysis (MD&A) included on pages 61 to 69 of the Bank’s 2010 Annual Report. Certain disclosures are included in the MD&A as permitted by GAAP and as discussed in the Managing Risk section of the MD&A in this report. These disclosures are shaded in the MD&A and form an integral part of the Interim Consolidated Financial Statements. The Interim Consolidated Financial Statements include all adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the periods presented. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

FUTURE CHANGES IN ACCOUNTING POLICIES
Conversion to International Financial Reporting Standards
Canadian GAAP for publicly accountable entities will be replaced by International Financial Reporting Standards (IFRS), effective for interim and annual periods beginning in the first quarter of fiscal 2012. The interim and annual fiscal 2012 Consolidated Financial Statements will include an IFRS opening Consolidated Balance Sheet as at November 1, 2010, fiscal 2011 comparatives, related transitional reconciliations and note disclosures.
IFRS uses a conceptual framework similar to Canadian GAAP; however, certain differences exist related to items such as recognition, measurement, and disclosure that could significantly impact the Bank’s accounting policies and related business processes. The Bank is continuing its assessment of the full impact of its transition to IFRS.

Note 2: SECURITIES

Impairment of Available-for-Sale Securities
Available-for-sale (AFS) securities are written down to fair value through net securities gains (losses) in non-interest income whenever it is necessary to reflect other-than-temporary impairment. In the case of debt securities classified as available-for-sale, a subsequent increase in the fair value that can be objectively related to an event that occurred after the impairment was recognized will result in a reversal of the impairment loss.
For the three months ended January 31, 2011, the Bank recognized impairment losses on available-for-sale securities that were deemed to be other-than-temporary of $18 million (three months ended January 31, 2010 - $2 million). There were no impairment losses related to debt securities in the reclassified portfolio described below for the three months ended January 31, 2011 and January 31, 2010.

Reclassification of Certain Debt Securities - Trading to AFS
During 2008, the Bank changed its trading strategy with respect to certain trading debt securities as a result of deterioration in markets and severe dislocation in the credit market. These debt securities were previously recorded at fair value with changes in fair value, as well as any gains or losses realized on disposal, recognized in trading income. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the available-for-sale category effective August 1, 2008 in accordance with the 2008 Amendments to CICA Handbook Section 3855.
The fair value of the reclassified debt securities, as at January 31, 2011, was $3,816 million (October 31, 2010 - $4,228 million). For the three months ended January 31, 2011, net interest income of $57 million after tax (three months ended January 31, 2010 - $70 million after tax), was recorded relating to the reclassified debt securities. The decrease in fair value of these securities during the three months ended January 31, 2011, of $58 million after tax, was recorded in other comprehensive income (three months ended January 31, 2010 - increase of $50 million after tax). Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in a decrease of net income of $58 million after tax, for the three months ended January 31, 2011 (three months ended January 31, 2010 - increase of $50 million after tax). During the three months ended January 31, 2011, reclassified debt securities with a fair value of $272 million were sold or matured (three months ended January 31, 2010 - $467 million) and a gain of $1 million after tax was recorded in securities gains (losses) during the corresponding period (three months ended January 31, 2010 - a gain of $10 million after tax).

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 45

Reclassification of Certain Debt Securities - HTM to AFS
During Q1 2011, the Bank reclassified certain debt securities that were previously classified as held-to-maturity (HTM) to the AFS category. These securities were issued by or guaranteed by certain European governments, and held by the Bank with full expectation of collecting principal and interest up to the maturity date of the securities.
The debt crisis in Europe has increased the perception of the sovereign risk of certain European governments and has led to a substantial rise in corresponding credit spreads. Therefore, management is exploring opportunities to exit these positions, and can no longer demonstrate its positive intention to hold these securities through to maturity. At the date of reclassification, these securities had an aggregate amortized cost of $925 million and were re-measured to an aggregate fair value of $926 million. The difference between amortized cost and fair value of $1 million was recorded in other comprehensive income.

Unrealized Securities Gains and Losses
The following table summarizes the unrealized securities gains and losses as at January 31, 2011 and October 31, 2010.

Unrealized Securities Gains and Losses
(millions of Canadian dollars)					As at
	Jan. 31, 2011				Oct. 31, 2010
	Cost/	Gross	Gross		Cost/	Gross	Gross
	amortized	unrealized	unrealized	Fair	amortized	unrealized	unrealized	Fair
	cost	gains	losses	value	cost	gains	losses	value
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$12,052	$11	$1	$12,062	$11,232	$19	$3	$11,248
Provinces	363	11	-	374	370	18	-	388
U.S. federal, state, municipal governments, and
agencies debt	13,219	113	72	13,260	10,944	200	29	11,115
Other OECD government guaranteed debt	12,544	219	14	12,749	10,986	170	8	11,148
Mortgage-backed securities - residential	24,209	538	115	24,632	25,405	568	111	25,862
	62,387	892	202	63,077	58,937	975	151	59,761
Other debt securities
Asset-backed securities	20,478	557	12	21,023	19,623	554	16	20,161
Corporate and other debt	16,388	260	31	16,617	15,880	344	24	16,200
	36,866	817	43	37,640	35,503	898	40	36,361
Debt securities reclassified from trading1	3,588	266	38	3,816	3,928	331	31	4,228
Equity securities
Preferred shares	312	19	9	322	326	33	12	347
Common shares	1,665	212	10	1,867	1,609	235	18	1,826
	1,977	231	19	2,189	1,935	268	30	2,173
Total available-for-sale securities2	$104,818	$2,206	$302	$106,722	$100,303	$2,472	$252	$102,523

Held-to-maturity securities
Government and government-related securities
Canadian government debt
Federal	$254	$-	$-	$254	$422	$-	$-	$422
U.S. federal, state, municipal governments, and
agencies debt	-	-	-	-	127	-	-	127
Other OECD government guaranteed debt	6,891	120	35	6,976	8,570	219	8	8,781
	7,145	120	35	7,230	9,119	219	8	9,330
Other debt securities
Other issuers	562	6	2	566	596	11	-	607
	562	6	2	566	596	11	-	607
Total held-to-maturity securities	$7,707	$126	$37	$7,796	$9,715	$230	$8	$9,937
Total securities	$112,525	$2,332	$339	$114,518	$110,018	$2,702	$260	$112,460
1
Includes fair value of government and government-insured securities as at January 31, 2011 of $17 million (October 31, 2010 - $18 million) and other debt securities as at January 31, 2011 of $3,799 million (October 31, 2010 - $4,210 million).

2
As at January 31, 2011, certain securities in the available-for-sale portfolio with a carrying value of $2,088 million (October 31, 2010 - $2,004 million) do not have quoted market prices and are carried at cost. The fair value of these securities was $2,206 million (October 31, 2010 - $2,172 million) and is included in the table above.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 46

Note 3: ALLOWANCE FOR CREDIT LOSSES AND LOANS PAST DUE BUT NOT IMPAIRED

Allowance for Credit Losses
The Bank maintains an allowance which it considers adequate to absorb all credit-related losses in a portfolio of instruments that are both on and off the Interim Consolidated Balance Sheet. The allowance for loan losses, which includes allowance for residential mortgages, consumer instalment and other personal, credit card, business and government loans, and debt securities classified as loans, is deducted from loans on the Interim Consolidated Balance Sheet. The allowance for credit losses for off-balance sheet instruments, which relates to certain guarantees, letters of credit and undrawn lines of credit, is recorded in other liabilities.
The change in the Bank’s allowance for credit losses for the three months ended January 31 is shown in the following table.

Allowance for Credit Losses
(millions of Canadian dollars)					Foreign
	At	Provision			exchange	Balance
	beginning	for credit			and other	as at
	of period	losses	Write-offs	Recoveries	adjustments	Jan. 31
2011
Specific allowance
Residential mortgages	$31	$-	$10	$1	$1	$23
Consumer instalment and other personal	117	148	166	16	8	123
Credit card	66	99	107	10	1	69
Business and government	323	68	112	7	4	290
Debt securities classified as loans	140	85	-	-	4	229
Total specific allowance	677	400	395	34	18	734
General allowance
Residential mortgages	35	3	-	-	(1)	37
Consumer instalment and other personal	409	12	-	-	(2)	419
Credit card	292	6	-	-	(1)	297
Business and government	1,011	12	-	-	(11)	1,012
Debt securities classified as loans	163	(19)	-	-	(2)	142
Total general allowance	1,910	14	-	-	(17)	1,907
Allowance for credit losses
Residential mortgages	66	3	10	1	-	60
Consumer instalment and other personal	526	160	166	16	6	542
Credit card	358	105	107	10	-	366
Business and government	1,334	80	112	7	(7)	1,302
Debt securities classified as loans	303	66	-	-	2	371
Total allowance for credit losses	$2,587	$414	$395	$34	$1	$2,641
Less: Allowance for off-balance sheet positions	278	15	-	-	1	294
Allowance for loan losses	$2,309	$399	$395	$34	$-	$2,347

2010
Specific allowance
Residential mortgages	$34	$14	$8	$1	$1	$42
Consumer instalment and other personal	112	193	197	17	-	125
Credit card	71	114	117	9	-	77
Business and government	296	122	121	6	2	305
Debt securities classified as loans	45	14	-	-	(2)	57
Total specific allowance	558	457	443	33	1	606
General allowance
Residential mortgages	18	(2)	-	-	-	16
Consumer instalment and other personal	424	19	-	-	(3)	440
Credit card	302	3	-	-	(2)	303
Business and government	1,060	44	-	-	(7)	1,097
Debt securities classified as loans	277	(4)	-	-	(4)	269
Total general allowance	2,081	60	-	-	(16)	2,125
Allowance for credit losses
Residential mortgages	52	12	8	1	1	58
Consumer instalment and other personal	536	212	197	17	(3)	565
Credit card	373	117	117	9	(2)	380
Business and government	1,356	166	121	6	(5)	1,402
Debt securities classified as loans	322	10	-	-	(6)	326
Total allowance for credit losses	$2,639	$517	$443	$33	$(15)	$2,731
Less: Allowance for off-balance sheet positions	271	1	-	-	(1)	271
Allowance for loan losses	$2,368	$516	$443	$33	$(14)	$2,460

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 47

Covered Loans
Loans subject to loss share agreements with the Federal Deposit Insurance Corporation (“FDIC”) are considered FDIC covered loans. The amount expected to be reimbursed by the FDIC is considered an indemnification asset. The credit losses related to FDIC covered loans are determined net of the indemnification asset. As at January 31, 2011, the balances of FDIC covered loans and the indemnification asset were $1.6 billion and $164 million, respectively (October 31, 2010 - $1.7 billion and $168 million, respectively).

Loans Past Due but not Impaired
A loan is classified as past due when a borrower has failed to make a payment by the contractual due date, taking into account the grace period, if applicable. The grace period represents the additional time period beyond the contractual due date during which a borrower may make the payment without the loan being classified as past due. The grace period varies depending on the product type and the borrower. Debt securities classified as loans and purchased impaired loans are considered to be contractually past due when actual cash flows are less than those cash flows expected at acquisition. As at January 31, 2011 and October 31, 2010, no debt securities classified as loans or purchased impaired loans were past due but not impaired.
The following table summarizes loans that are past due but not impaired as at January 31, 2011 and October 31, 2010, and generally, these amounts exclude loans that fall within the allowed grace period. Although U.S. Personal and Commercial Banking may grant a grace period of up to 15 days, there were $2.0 billion as at January 31, 2011 (October 31, 2010 - $1.7 billion), of U.S. Personal and Commercial Banking loans that were past due up to 15 days that are included in the 1-30 days category in the following table.

Loans Past Due but not Impaired
(millions of Canadian dollars)	As at
	Jan. 31, 2011				Oct. 31, 2010
	1 to 30	31 to 60	61 to 89		1 to 30	31 to 60	61 to 89
	days	days	days	Total	days	days	days	Total
Residential mortgages	$707	$463	$128	$1,298	$849	$381	$94	$1,324
Consumer instalment and other personal	4,170	732	196	5,098	4,879	788	175	5,842
Credit card	395	90	48	533	405	81	46	532
Business and government	1,962	346	304	2,612	1,850	544	174	2,568
Total	$7,234	$1,631	$676	$9,541	$7,983	$1,794	$489	$10,266

Note 4: FINANCIAL INSTRUMENTS DESIGNATED AS TRADING UNDER THE FAIR VALUE OPTION

Financial assets and financial liabilities, other than those classified as trading, may be designated as trading under the fair value option if fair values are reliably measurable, the asset or liability meets one or more of the criteria set out in Note 4 to the 2010 Consolidated Financial Statements, and the asset or liability is so designated by the Bank on initial recognition.
The total fair value of securities designated as trading under the fair value option was $3,003 million as at January 31, 2011 (October 31, 2010 - $2,983 million). These securities are recorded in trading securities on the Interim Consolidated Balance Sheet.
The total fair value of loans designated as trading under the fair value option was $33 million as at January 31, 2011 (October 31, 2010 - $85 million) which represents their maximum credit exposure. These loans are recorded in business and government loans on the Interim Consolidated Balance Sheet.
During the three months ended January 31, 2011, income (loss) representing net changes in the fair value of financial assets designated as trading under the fair value option was $(22) million (three months ended January 31, 2010 - $21 million). Income (loss) from financial instruments designated as trading under the fair value option is included in other income on the Interim Consolidated Statement of Income. This income (loss) is primarily offset by the changes in the fair value of derivatives used to economically hedge these assets and is recorded in other income (loss).

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 48

Note 5: LOAN SECURITIZATIONS

In most cases, the Bank retained the responsibility for servicing the assets securitized. The following table summarizes the Bank’s securitization activity for the three months ended January 31.

Securitization Activity
(millions of Canadian dollars)					For the three months ended
	Jan. 31, 2011				Jan. 31, 2010
	Residential		Commercial		Residential		Commercial
	mortgage	Personal	mortgage		mortgage	Personal	mortgage
	loans	loans	loans	Total	loans	loans	loans	Total
Gross proceeds	$3,095	$832	$145	$4,072	$2,562	$1,417	$22	$4,001
Retained interests recognized	107	20	4	131	111	27	-	138
Cash flows received on retained interests	231	18	-	249	191	19	-	210

The following table summarizes the impact of securitizations on the Bank’s Interim Consolidated Statement of Income for the three months ended January 31.

Securitization Gain (Loss) and Income on Retained Interests
(millions of Canadian dollars)					For the three months ended
	Jan. 31, 2011				Jan. 31, 2010
	Residential		Commercial		Residential		Commercial
	mortgage	Personal	mortgage		mortgage	Personal	mortgage
	loans	loans	loans	Total	loans	loans	loans	Total
Gain on sale	$42	$20	$-	$62	$55	$27	$-	$82
Income on retained interests1	40	1	-	41	43	7	-	50
Total	$82	$21	$-	$103	$98	$34	$-	$132
1	Income on retained interests excludes income arising from changes in fair values. Unrealized gains and losses on retained interests arising from changes in fair value are recorded in trading income.

The key assumptions used to value the retained interests at the date of the securitization activities are as follows:

Key Assumptions
			2011			2010
	Residential		Commercial	Residential		Commercial
	mortgage	Personal	mortgage	mortgage	Personal	mortgage
	loans	loans	loans	loans	loans	loans
Prepayment rate1	18.9%	5.3%	0.0%	18.8%	4.7%	5.2%
Discount rate	3.6	3.9	4.5	3.4	3.4	6.1
Expected credit losses2	-	-	-	-	-	0.1
1	Represents monthly payment rate for secured personal loans.
2	There are no expected credit losses for residential mortgage loans as the loans are government guaranteed.

During the three months ended January 31, 2011, there were maturities of previously securitized loans and receivables of $994 million (three months ended January 31, 2010 - $1,682 million). Proceeds from new securitizations were $3,078 million for the three months ended January 31, 2011 (three months ended January 31, 2010 - $2,319 million).

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 49

Note 6: ACQUISITIONS

Chrysler Financial
On December 21, 2010, the Bank announced it had signed an agreement with Cerberus Capital Management, L.P. to acquire 100% of the outstanding shares of Chrysler Financial for cash consideration of approximately US$6.3 billion. The transaction is expected to close in the second quarter of fiscal 2011, pending regulatory approvals and satisfaction of other customary closing conditions.

Note 7: DERIVATIVES

The following table summarizes hedge accounting results for the three months ended January 31.

Hedge Accounting Results
(millions of Canadian dollars)	For the three months ended
	Jan. 31	Jan. 31
	2011	2010
Fair value hedges
Net gain (loss) arising from hedge ineffectiveness	$7.6	$(4.3)
Cash flow hedges
Net gain (loss) arising from hedge ineffectiveness	$2.4	$1.1

Portions of derivative gains (losses) that were excluded from the assessment of hedge effectiveness for fair value and cash flow hedges are recorded in other income on the Interim Consolidated Statement of Income. During the three months ended January 31, 2011, the amounts excluded from the assessment of hedge effectiveness was a loss of $8 million (three months ended January 31, 2010 - loss of $29 million). During the three months ended January 31, 2011 and January 31, 2010, the Bank did not recognize any net gain or loss in earnings as a result of hedged firm commitments that no longer qualified as fair value hedges.
Over the next 12 months, the Bank expects an estimated $442 million as at January 31, 2011 ($708 million as at January 31, 2010) in net gains reported in other comprehensive income to be reclassified to net income. The maximum length of time over which the Bank is hedging its exposure to the variability in future cash flows for anticipated transactions is 28 years. During the three months ended January 31, 2011, there were no significant instances where forecasted transactions failed to occur.

Note 8: FAIR VALUE OF FINANCIAL INSTRUMENTS

Certain financial instruments are carried on the Interim Consolidated Balance Sheet at fair value. These financial instruments include securities and loans held in the trading portfolio, securities and loans designated as trading under the fair value option, securities classified as available-for-sale, derivative financial instruments, certain deposits classified as trading, and obligations related to securities sold short.

DETERMINATION OF FAIR VALUE

The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given or received. The best evidence of fair value is quoted prices in active markets, and is based on bid prices for financial assets, and offered prices for financial liabilities. When financial assets and liabilities have offsetting market risks, the Bank uses mid-market prices as a basis for establishing fair values for the offsetting risk positions and applies the bid or offered price to the net open position, as appropriate. When there is no active market for the instrument, the fair value may be based on other observable current market transactions involving the same instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. These techniques include comparisons with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. For certain financial instruments, fair values may be determined in whole or in part by using valuation techniques, such as internally developed valuation models, which may incorporate non-observable market inputs.
      If there is a difference between the value based on a valuation technique which includes inputs from observable markets, and the initial transaction price, the difference is referred to as inception profit or loss, and is recognized into income upon initial recognition of the instrument. When an instrument is measured using a valuation technique that utilizes significant non-observable market inputs, it is initially valued at the transaction price, which is considered the best estimate of fair value. Subsequent to initial recognition, any difference between the transaction price and the value determined by the valuation technique at initial recognition is recognized into income as non-observable inputs become observable.
      If the fair value of a financial asset measured at fair value becomes negative, it is recorded as a financial liability until either its fair value becomes positive, at which time it is recorded as a financial asset, or until it is extinguished.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 50

Fair Value Hierarchy
CICA Handbook Section 3862 requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1: Fair value is based on quoted market prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain Canadian and U.S. treasury bills and other Canadian and U.S. government and agency mortgage-backed securities that are highly liquid and are actively traded in over-the-counter (OTC) markets.

Level 2: Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets that are not active, and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using valuation techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes Canadian and U.S. government securities, Canadian and U.S. agency mortgage-backed debt securities, corporate debt securities, certain derivative contracts, and certain trading deposits.

Level 3: Fair value is based on non-observable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially fair valued at their transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using valuation models, discounted cash flow methodologies, or similar techniques. This category generally includes retained interests in loan securitizations and certain derivative contracts.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 51

The following table presents as at January 31, 2011 and October 31, 2010, the level within the fair value hierarchy for each of the financial assets and liabilities measured at fair value.

Fair Value Hierarchy for Financial Assets and Liabilities Measured at Fair Value
(millions of Canadian dollars)					As at
	Jan. 31, 2011				Oct. 31, 2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

FINANCIAL ASSETS
Trading securities1
Government and government-related securities
Canadian government debt
Federal	$2,036	$4,950	$-	$6,986	$2,625	$5,543	$-	$8,168
Provinces	1	3,030	7	3,038	-	3,213	14	3,227
U.S. federal, state, municipal governments, and agencies debt	776	7,704	-	8,480	765	6,546	37	7,348
Other OECD government guaranteed debt	-	4,756	-	4,756	-	4,102	-	4,102
Mortgage-backed securities - residential	-	979	-	979	-	1,076	-	1,076
Other debt securities
Canadian issuers	9	3,061	19	3,089	16	3,134	51	3,201
Other issuers	-	4,970	189	5,159	-	5,923	82	6,005
Equity securities
Preferred shares	11	8	34	53	27	-	-	27
Common shares	28,637	1,362	-	29,999	23,907	1,044	-	24,951
Retained interests	-	-	1,383	1,383	-	-	1,437	1,437
	$31,470	$30,820	$1,632	$63,922	$27,340	$30,581	$1,621	$59,542
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$11,576	$486	$-	$12,062	$10,850	$398	$-	$11,248
Provinces	-	374	-	374	-	388	-	388
U.S. federal, state, municipal governments, and agencies debt	-	12,839	-	12,839	-	10,792	-	10,792
Other OECD government guaranteed debt	-	12,740	-	12,740	-	11,140	-	11,140
Mortgage-backed securities - residential	-	24,632	-	24,632	-	25,862	-	25,862
Other debt securities
Asset-backed securities	-	21,023	-	21,023	-	20,161	-	20,161
Corporate and other debt	-	16,595	24	16,619	39	16,137	24	16,200
Equity securities
Preferred shares	108	-	-	108	105	-	-	105
Common shares	125	172	6	303	104	123	-	227
Debt securities reclassified from trading2	-	3,754	62	3,816	-	4,164	64	4,228
	$11,809	$92,615	$92	$104,516	$11,098	$89,165	$88	$100,351
Loans1	$-	$316	$27	$343	$-	$245	$28	$273
Derivatives
Interest rate contracts	$6	$19,537	$19	$19,562	$4	$27,469	$46	$27,519
Foreign exchange contracts	327	15,411	166	15,904	385	19,328	170	19,883
Credit contracts	-	103	19	122	-	167	21	188
Equity contracts	4	3,408	650	4,062	11	2,742	557	3,310
Commodity contracts	150	670	14	834	150	620	5	775
	$487	$39,129	$868	$40,484	$550	$50,326	$799	$51,675

FINANCIAL LIABILITIES
Trading deposits	$-	$22,273	$1,163	$23,436	$-	$21,881	$1,110	$22,991
Obligations related to securities sold short	10,891	13,411	5	24,307	10,846	12,819	30	23,695
Derivatives
Interest rate contracts	$3	$19,482	$111	$19,596	$3	$25,632	$122	$25,757
Foreign exchange contracts	292	19,806	103	20,201	452	22,814	85	23,351
Credit contracts	-	174	30	204	-	180	43	223
Equity contracts	-	3,098	1,044	4,142	-	2,721	922	3,643
Commodity contracts	147	431	8	586	71	630	10	711
	$442	$42,991	$1,296	$44,729	$526	$51,977	$1,182	$53,685
1	Trading securities and loans also include securities and loans, respectively designated as trading under the fair value option.
2
Includes fair value of government and government-insured securities as at January 31, 2011 of $17 million (October 31, 2010 - $18 million) and other debt securities as at January 31, 2011 of $3,799 million (October 31, 2010 - $4,210 million).

There were no significant transfers between Level 1 and Level 2 during the three months ended January 31, 2011.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 52

The following table reconciles changes in fair value of all assets and liabilities measured at fair value using significant Level 3 non-observable inputs for the three months ended January 31, 2011.

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
		unrealized gains (losses)		Movements			Transfers			unrealized
	Fair value								Fair value	gains
	as at								as at	(losses) on
	Nov. 1,	Included	Included				Into	Out of	Jan. 31,	instruments
	2010	in income 1	in OCI	Purchases	Issuances	Other 2	Level 3	Level 3	2011	still held 3
FINANCIAL ASSETS
Trading securities
Government and
government-related
securities
Canadian government debt
Provinces	$14	$-	$-	$2	$-	$(9)	$-	$-	$7	$-
U.S. federal, state, municipal
governments, and
agencies debt	37	-	-	-	-	(37)	-	-	-	-
Other debt securities
Canadian issuers	51	3	-	2	-	(37)	-	-	19	2
Other issuers	82	2	-	119	-	(26)	29	(17)	189	1
Equity securities
Preferred shares	-	-	-	34	-	-	-	-	34	-
Retained interests	1,437	42	-	-	131	(227)	-	-	1,383	29
	$1,621	$47	$-	$157	$131	$(336)	$29	$(17)	$1,632	$32
Available-for-sale securities
Other debt securities
Corporate and other debt	$24	$-	$-	$-	$-	$-	$-	$-	$24	$1
Debt securities reclassified
from trading	64	1	1	-	-	(4)	-	-	62	-
Equity securities
Common shares	-	-	-	-	-	6	-	-	6	6
	$88	$1	$1	$-	$-	$2	$-	$-	$92	$7
Loans4	$28	$7	$-	$-	$-	$(4)	$1	$(5)	$27	$2

FINANCIAL LIABILITIES
Trading deposits	$1,110	$(8)	$-	$-	$117	$(56)	$-	$-	$1,163	$-
Obligations related to
securities sold short	30	(1)	-	(10)	-	8	5	(27)	5	-
Derivatives5	$383	$30	$-	$(37)	$54	$6	$(2)	$(6)	$428	$105
1
Gains (losses) on financial assets and liabilities included in income are recorded in net securities gains (losses), trading income (loss), and other income on the Interim Consolidated Statement of Income.

2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) for available-for-sale securities are recorded in accumulated other comprehensive income.
4	Includes trading loans.
5
Consists of derivative assets of $868 million (October 31, 2010 - $799 million) and derivative liabilities of $1,296 million (October 31, 2010 - $1,182 million), both of which are measured using Level 3 inputs, as at January 31, 2011, which have been netted on this table for presentation purposes only.

Significant transfers into and out of Level 3 reflected in the table above, occur mainly due to the following reasons:
•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•
Transfers from Level 2 to Level 3 occur when an instrument’s fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant non-observable market inputs.

Note 9: SUBORDINATED NOTES AND DEBENTURES

On November 2, 2010, the Bank issued $1 billion of medium term notes constituting subordinated indebtedness pursuant to its medium term note program. The medium term notes will pay a coupon of 3.367% until November 2, 2015 and the bankers’ acceptance rate plus 1.25% thereafter until maturity on November 2, 2020. The notes are redeemable at the Bank’s option, subject to regulatory consent, at par on November 2, 2015 and any interest payment date thereafter. The Bank has included the issue as Tier 2 regulatory capital.
On January 18, 2011 the Bank redeemed all of its outstanding $1 billion 4.317% medium term notes due January 18, 2016 at a redemption price of 100% of the principal amount. The issue qualified as Tier 2 regulatory capital.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 53

Note 10: SHARE CAPITAL

The following table summarizes the shares issued and outstanding as at January 31, 2011 and October 31, 2010.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held
(millions of shares and millions of Canadian dollars)	As at
	Jan. 31, 2011		Oct. 31, 2010
	Number		Number
	of shares	Amount	of shares	Amount
Common Shares
Balance at beginning of year	879.7	$16,730	859.6	$15,357
Proceeds from shares issued on exercise of stock options	1.4	93	8.1	521
Shares issued as a result of dividend reinvestment plan	2.0	152	7.7	546
Proceeds from issuance of new shares	-	-	3.6	252
Shares issued on acquisitions	-	-	0.7	54
Balance at end of period - common shares	883.1	$16,975	879.7	$16,730
Preferred Shares - Class A
Series O	17.0	$425	17.0	$425
Series P	10.0	250	10.0	250
Series Q	8.0	200	8.0	200
Series R	10.0	250	10.0	250
Series S	10.0	250	10.0	250
Series Y	10.0	250	10.0	250
Series AA	10.0	250	10.0	250
Series AC	8.8	220	8.8	220
Series AE	12.0	300	12.0	300
Series AG	15.0	375	15.0	375
Series AI	11.0	275	11.0	275
Series AK	14.0	350	14.0	350
Balance at end of period - preferred shares	135.8	$3,395	135.8	$3,395
Treasury Shares - Common1
Balance at beginning of year	(1.2)	$(91)	(0.8)	$(15)
Purchase of shares	(7.0)	(515)	(30.6)	(2,158)
Sale of shares	7.2	524	30.2	2,082
Balance at end of period - treasury shares - common	(1.0)	$(82)	(1.2)	$(91)
Treasury Shares - Preferred1
Balance at beginning of year	-	$(1)	-	$-
Purchase of shares	(2.4)	(63)	(2.3)	(63)
Sale of shares	2.4	63	2.3	62
Balance at end of period - treasury shares - preferred	-	$(1)	-	$(1)
1	When the Bank purchases its own shares as a part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in shareholders’ equity.

Note 11: REGULATORY CAPITAL

The Bank manages its capital under guidelines established by the Office of the Superintendent of Financial Institutions Canada (OSFI). The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.
During the three months ended January 31, 2011, the Bank complied with the OSFI guideline related to capital ratios and the assets-to-capital multiple.
This guideline is based on the “International Convergence of Capital Measurement and Capital Standards - A Revised Framework” (Basel II) issued by the Basel Committee on Banking Supervision.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 54

The Bank’s regulatory capital position as at January 31, 2011 and October 31, 2010 was as follows:

Regulatory Capital Position
(millions of Canadian dollars, except as noted)	As at
	Jan. 31, 2011	Oct. 31, 2010
Tier 1 capital	$25,384	$24,386
Tier 1 capital ratio1	12.7%	12.2%
Total capital2	$32,235	$31,070
Total capital ratio3	16.2%	15.5%
Assets-to-capital multiple4	17.1	17.5
1	Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets (RWA).
2	Total capital includes Tier 1 and Tier 2 capital.
3	Total capital ratio is calculated as Total capital divided by RWA.
4
The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total adjusted capital.

OSFI’s target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively.

Note 12: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the Bank’s accumulated other comprehensive income (loss), net of income taxes, as at January 31, 2011 and October 31, 2010.

Accumulated Other Comprehensive Income (Loss), Net of Income Taxes
(millions of Canadian dollars)		As at
	Jan. 31, 2011	Oct. 31, 2010
Net unrealized gain (loss) on available-for-sale securities, net of hedging activities	$904	$1,193
Net unrealized foreign currency translation gain (loss) on investments in subsidiaries, net of hedging activities	(3,447)	(2,901)
Net gain (loss) on derivatives designated as cash flow hedges	1,572	2,713
Total	$(971)	$1,005

Note 13: STOCK-BASED COMPENSATION

For the three months ended January 31, 2011, the Bank recognized compensation expense for stock option awards of $8.5 million (three months ended January 31, 2010 - $7 million).
During the three months ended January 31, 2011, 1.7 million (three months ended January 31, 2010 - 1.7 million) options were granted by the Bank with a weighted-average fair value of $15.47 per option (three months ended January 31, 2010 - $14.09 per option).
The fair value of options granted was estimated at the date of grant using a binomial tree-based valuation model. The following table summarizes the assumptions used for estimating fair value of options for the three months ended January 31.

Assumptions Used for Estimating Fair Value of Options
	For the three months ended
	Jan. 31, 2011	Jan. 31, 2010
Risk-free interest rate	2.7%	2.7%
Expected option life	6.2 years	6.2 years
Expected volatility	26.6%	26.6%
Expected dividend yield	3.34%	3.24%

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 55

Note 14: EMPLOYEE FUTURE BENEFITS

The following table summarizes expenses for the Bank’s principal pension plans, the principal non-pension post-retirement benefit plan, and the Bank’s significant other pension and retirement plans, for the three months ended January 31.

Employee Future Benefit Plans Expenses
(millions of Canadian dollars)	For the three months ended
			Principal Non-Pension
			Post-Retirement		Other Pension and
	Principal Pension Plans		Benefit Plan		Retirement Plans 1
	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31
	2011	2010	2011	2010	2011	2010
Net pension expense includes the following components:
Benefits earned by employees	$37	$25	$3	$2	$3	$2
Interest cost on projected benefit obligation	42	39	6	6	15	16
Expected return on plan assets2	(46)	(42)	-	-	(11)	(12)
Actuarial losses (gains) recognized in expense	15	7	-	-	4	2
Amortization of plan amendment costs	3	2	(1)	(1)	1	1
Total expense	$51	$31	$8	$7	$12	$9
1
Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, and Supplemental employee retirement plans. Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

2	The actual return on plan assets for the principal pension plans was $197 million for the three months ended January 31, 2011 (three months ended January 31, 2010 - $(86) million).

CASH FLOWS
The following table summarizes the Bank’s contributions to its pension plans and its principal non-pension post-retirement benefit plan during the three months ended January 31.

Plan Contributions
(millions of Canadian dollars)	For the three months ended
	Jan. 31	Jan. 31
	2011	2010
Principal pension plans	$47	$38
Principal non-pension post-retirement benefit plan	3	2
Other pension and retirement plans	4	3
Total	$54	$43

As at January 31, 2011, the Bank expects to contribute an additional $142 million to its principal pension plans, $8 million to its principal non-pension post-retirement benefit plan, and $12 million to its other pension and retirement plans by the end of the year. However, future contribution amounts may change upon the Bank’s review of the current contribution levels during the year.

Note 15: INTEGRATION AND RESTRUCTURING CHARGES

As a result of U.S. Personal and Commercial Banking acquisitions and related integration and restructuring initiatives, the Bank incurred integration charges of $21 million during the three months ended January 31, 2011 (three months ended January 31, 2010 - $54 million). Integration charges consist of costs related to resources dedicated to the integration, employee retention costs, external professional consulting charges, marketing costs (including customer communication and rebranding) and integration-related travel costs. In the Interim Consolidated Statement of Income, the integration charges are included in non-interest expenses.
During the three months ended January 31, 2011, there were no restructuring charges incurred by the Bank (three months ended January 31, 2010 - $17 million). Restructuring charges consist of employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. In the Interim Consolidated Statement of Income, the restructuring charges are included in restructuring costs.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 56

Note 16: EARNINGS PER SHARE

The following table presents the Bank’s basic and diluted earnings per share for the three months ended January 31.

Basic and Diluted Earnings per Share
(millions of Canadian dollars, except as noted)	For the three months ended
	Jan. 31	Jan. 31
	2011	2010
Basic earnings per share
Net income available to common shareholders	$1,492	$1,248
Average number of common shares outstanding (millions)	879.3	859.3
Basic earnings per share (Canadian dollars)	$1.70	$1.45

Diluted earnings per share
Net income available to common shareholders	$1,492	$1,248
Average number of common shares outstanding (millions)	879.3	859.3
Stock options potentially exercisable as determined under the treasury stock method (millions)	4.4	4.9
Average number of common shares outstanding - diluted (millions)	883.7	864.2
Diluted earnings per share (Canadian dollars)1	$1.69	$1.44
1
For the three months ended January 31, 2011, the computation of diluted earnings per share did not exclude any options as there were no options where the option price was greater than the average market price of the Bank’s common shares. For the three months ended January 31, 2010, the computation of diluted earnings per share excluded weighted-average options outstanding of 7.0 million with a weighted-average exercise price of $70.15 as the option price was greater than the average market price of the Bank’s common shares.

Note 17: SEGMENTED INFORMATION

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments: Canadian Personal and Commercial Banking (CAD P&C), Wealth Management, including TD Ameritrade, U.S. Personal and Commercial Banking (U.S. P&C), operating under the brand name, TD Bank, America’s Most Convenient Bank, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.
Effective Q1 2011, operating results and associated loans for the U.S. credit cards business were transferred from CAD P&C to U.S. P&C for segment reporting purposes. In addition, the Bank has implemented a change in its allocation methodologies whereby certain items previously reported in the Corporate segment are now being allocated to other segments. These changes have no impact on the Bank’s Interim Consolidated Financial Statements. Prior period results have not been reclassified.

The following table summarizes the segment results for the three months ended January 31.

Results by Business Segment
(millions of Canadian dollars)		For the three months ended
	Canadian Personal				U.S. Personal
	and Commercial		Wealth		and Commercial		Wholesale
	Banking		Management		Banking		Banking		Corporate		Total
	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Net interest income (loss)	$1,822	$1,744	$104	$66	$1,077	$829	$375	$513	$(213)	$(303)	$3,165	$2,849
Non-interest income	842	795	583	524	314	315	352	400	204	154	2,295	2,188
Provision for (reversal of)
credit losses	213	315	-	-	202	201	6	8	(7)	(7)	414	517
Non-interest expenses	1,212	1,194	501	446	809	746	391	376	280	219	3,193	2,981
Income (loss) before
income taxes	1,239	1,030	186	144	380	197	330	529	(282)	(361)	1,853	1,539
Provision for (recovery of)
income taxes	334	310	53	43	60	16	93	157	(197)	(256)	343	270
Non-controlling interests
in subsidiaries, net of
income taxes	-	-	-	-	-	-	-	-	26	27	26	27
Equity in net income of an
associated company,
net of income taxes	-	-	48	43	-	-	-	-	9	12	57	55
Net income (loss)	$905	$720	$181	$144	$320	$181	$237	$372	$(102)	$(120)	$1,541	$1,297
Total assets (billions of
Canadian dollars)
Balance sheet	$202.5	$187.3	$21.9	$19.7	$179.6	$162.4	$181.9	$165.8	$30.5	$32.3	$616.4	$567.5
Securitized1	65.2	59.0	-	-	-	-	4.0	4.0	(18.3)	(15.8)	50.9	47.2
1	Securitized assets continue to be reported under the segments the original loans originated from.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 57

Note 18: CONTINGENCIES

The Bank has been named as a defendant in four putative nationwide class actions challenging the manner in which it calculates and collects overdraft fees. The actions have all been transferred to the United States District Court for the Southern District of Florida for pre-trial proceedings in conjunction with similar actions pending against other banks. Plaintiffs challenge generally but not exclusively the manner in which debit transactions are batched and posted, by high to low amount rather than time of transaction. They claim that the posting method and related practices breach an implied covenant of good faith in the customer agreement, constitute unfair and deceptive acts and practices, cause a conversion of the customers’ property, and otherwise render the Bank liable for compensatory damages in the amount of all overdraft fees collected as a result of the challenged practices, punitive damages, injunctive relief terminating the challenged practices, and attorneys fees, costs and interest. The Bank’s motion to dismiss the actions has been denied, and discovery is soon to commence. The Court has yet to decide whether the actions may proceed as class actions.

Note 19: RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the Managing Risk section of the MD&A in this report relating to market and liquidity risks are an integral part of the Interim Consolidated Financial Statements. For a complete discussion of the Bank’s risk management policies and procedures also refer to the shaded sections of the Managing Risk section of the 2010 MD&A.

TD BANK GROUP • FIRST QUARTER 2011 REPORT TO SHAREHOLDERS	Page 58

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)
Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials, or stopping (and resuming) receiving annual and quarterly reports.

Transfer Agent:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario  M5C 2W9
416-643-5500
or toll-free at 1-800-387-0825
inquiries@cibcmellon.com or www.cibcmellon.com

Hold your TD shares through the Direct Registration System in the United States
Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials, or stopping (and resuming) receiving annual and quarterly reports.

Co-Transfer Agent and Registrar:
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, Pennsylvania 15252-8015
or
480 Washington Boulevard
Jersey City, New Jersey 07310
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S: 201-680-6610
www.bnymellon.com/shareowner/equityaccess

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information
Contact Corporate & Public Affairs:
416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the deaf: 1-800-361-1180

Internet website: http://www.td.com
Internet e-mail: customer.service@td.com

Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference call in Toronto, Ontario on March 3, 2011. The call will be webcast live via TD's website at 3 p.m. ET. The call and webcast will feature presentations by TD executives on the Bank's financial results for the first quarter, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at http://www.td.com/investor/qr_2011.jsp on March 3, 2011, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-644-3416 or 1-877-974-0445 (toll free).

The webcast and presentations will be archived at http://www.td.com/investor/qr_2011.jsp. Replay of the teleconference will be available from 6 p.m. ET on March 3, 2011, until April 4, 2011, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 4409134, followed by the pound key.

Annual Meeting
Thursday, March 31, 2011
Victoria Conference Centre
Victoria, British Columbia